UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Scottish Re Group Limited

(Name of Issuer)

Ordinary Shares, par value $0.01 per share

(Title of Class of Securities)

G73537410

(CUSIP Number)

with a copy to:
Stephen Feinberg	Robert G. Minion, Esq.
299 Park Avenue	Lowenstein Sandler PC
22nd Floor	1251 Avenue of the Americas, 18th Floor
New York, New York 10171	New York, New York 10020
(212) 891-2100	(973) 597-2424

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 5, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. G73537410
1.	Names of Reporting Persons.	I.R.S. Identification Nos. of above persons (entities only):

Stephen Feinberg

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☑		(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
Not Applicable

6.	Citizenship or Place of Organization:	United States

Number of		7. Sole Voting Power: 0*
Shares Beneficially		8. Shared Voting Power: 150,000,000*
Owned by
Each Reporting		9. Sole Dispositive Power: 0*
Person With		10. Shared Dispositive Power: 150,000,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
150,000,000*

12.	Check if the Aggregate Amount in Row	(11) Excludes Certain Shares
	(See Instructions):	Not Applicable

13.	Percent of Class Represented by Amount in Row (11):	68.8%*

14.	Type of Reporting Person (See Instructions):	IN

* On May 7, 2007, pursuant to a Securities Purchase Agreement dated as of November 26, 2006, as amended (the “Securities Purchase Agreement”), entered into by Scottish Re Group Limited, an exempted company limited by shares organized and existing under the laws of the Cayman Islands (the “Company”), MassMutual Capital Partners LLC, a Delaware limited liability company (“MassMutual”), and SRGL Acquisition, LLC, a Delaware limited liability company and an affiliate of Cerberus Capital Management, L.P. (“Cerberus”), SRGL Acquisition, LLC and MassMutual each purchased 500,000 shares of the Company’s newly issued convertible cumulative participating preferred stock (the “Convertible Shares”) for $300 million ($600 million in the aggregate) in cash. The Convertible Shares may be converted into shares of the Company’s ordinary stock, par value $0.01 per share (the “Ordinary Shares”), at any time, and will automatically convert into Ordinary Shares on the ninth anniversary of the issue date if not previously converted, subject to certain adjustments. On January 4, 2007, SRGL Acquisition, LLC assigned its rights and obligations pursuant to the Securities Purchase Agreement to SRGL Acquisition, LDC, an affiliate of Cerberus (SRGL Acquisition, LDC, and together with SRGL Acquisition, LLC and Cerberus, the “Cerberus Entities”). On June 5, 2007, SRGL Acquisition, LDC subscribed for and purchased limited partnership interests in Benton Street Partners III, L.P., a Delaware limited partnership (“Benton”), for an aggregate purchase price of $80,000,000, pursuant to a Subscription Agreement dated as of June 5, 2007 by and between Benton and SRGL Acquisition, LDC. Benton holds 134,667 Convertible Shares, which MassMutual transferred to it pursuant to an Assignment and Assumption Agreement dated as of June 5, 2007 by and between Benton and MassMutual. Stephen Feinberg, directly or through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held directly by the Cerberus Entities. In addition, pursuant to an Amended and Restated Limited Partnership Agreement dated as of June 5, 2007 by and among Benton Street Advisors, Inc., MassMutual and SRGL Acquisition, LDC, SRGL Acquisition, LDC shares certain rights over the voting and disposition of securities of the Company held by Benton. Mr. Feinberg, directly or through one or more intermediate entities, exercises such rights held by SRGL Acquisition, LDC. Because SRGL Acquisition, LDC holds 500,000 Convertible Shares and exercises certain rights over the voting and disposition of 134,667 Convertible Shares, which Convertible Shares, in the aggregate, may be converted into 95,200,050 Ordinary Shares, for the purposes of Reg. Section 240.13d-3, Mr. Feinberg is deemed to beneficially own 95,200,050 Ordinary Shares, or 58.3% of the Ordinary Shares deemed issued and outstanding as of June 5, 2007. In addition, because of the Amended and Restated Investors Agreement described in Item 6 hereof, Mr. Feinberg is deemed to beneficially own the 365,333 Convertible Shares, which may be converted into 54,799,950 Ordinary Shares, beneficially owned by Massachusetts Mutual Life Insurance Company. Thus, as of June 5, 2007, for the purposes of Reg. Section 240.13d-3, Mr. Feinberg is deemed to beneficially own 150,000,000 Ordinary Shares, or 68.8% of the Ordinary Shares deemed issued and outstanding as of that date.

Certain information contained in this Schedule 13D Amendment No. 1 relates to share ownership of persons other than Stephen Feinberg. Mr. Feinberg expressly disclaims any liability for any such information and for any other information provided in this Schedule 13D Amendment No. 1 that does not expressly pertain to Mr. Feinberg or (i) SRGL Acquisition, LLC, a Delaware limited liability company, (ii) SRGL Acquisition, LDC, an exempted limited duration company incorporated in the Cayman Islands, (iii) Cerberus International, Ltd., a corporation organized under the laws of the Bahamas (“International”), and (iv) SRGL Dir Co., Ltd., a limited liability company organized under the laws of the Cayman Islands (“SRGL Dir Co”, and together with SRGL Acquisition, LLC, SRGL Acquisition, LDC and International, the “Cerberus Entities”).

With respect to information relating to, among other persons, (i) MassMutual Capital Partners LLC, a Delaware limited liability company (“MassMutual”), (ii) Massachusetts Mutual Life Insurance Company, a Massachusetts corporation, (iii) Benton Street Partners I, L.P., a Cayman Islands exempted limited partnership, (iv) Benton Street Partners II, L.P., a Delaware limited partnership, (v) Benton Street Partners III, L.P., a Delaware limited partnership (“Benton”) and (vi) Benton Street Advisors, Inc., an exempted company incorporated in the Cayman Islands with limited liability and the sole general partner of Benton, please refer to the Schedule 13D, as amended, filed by such persons.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

On May 7, 2007, SRGL Acquisition, LDC purchased 500,000 shares of the Company’s newly issued convertible cumulative participating preferred stock, par value $0.01 per share (the “Convertible Shares”), for an aggregate purchase price of $300,000,000 pursuant to that certain Securities Purchase Agreement, as amended, dated as of November 26, 2006, and incorporated by reference to Exhibit 1 to this Schedule 13D, as amended (the “Securities Purchase Agreement”).

On June 5, 2007, SRGL Acquisition, LDC subscribed for and purchased limited partnership interests in Benton for an aggregate purchase price of $80,000,000 pursuant to that certain Subscription Agreement dated as of June 5, 2007 by and between Benton and SRGL Acquisition, LDC, and incorporated by reference to Exhibit 5 to this Schedule 13D, as amended (the “Subscription Agreement”). Benton holds 134,667 Convertible Shares, which MassMutual transferred to it pursuant to an Assignment and Assumption Agreement dated as of June 5, 2007 by and between MassMutual and Benton, and incorporated by reference to Exhibit 6 to this Schedule 13D, as amended (the “Assignment Agreement”).

The Convertible Shares held by SRGL Acquisition, LDC and Benton may be converted into an aggregate of 95,200,050 Ordinary Shares at any time, subject to adjustment. All funds used to acquire (i) the Convertible Shares held directly by SRGL Acquisition, LDC and (ii) the limited partnership interests in Benton, came directly from the working capital of SRGL Acquisition, LDC and/or one or more other Cerberus Entities. See Item 6 and Item 7 of this Schedule 13D, as amended, for further information.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety as follows:

The acquisition of the securities referred to herein is for investment purposes. On May 7, 2007, upon the closing of the transactions contemplated by the Securities Purchase Agreement, Michael Austin, William Caulfeild-Browne, Robert M. Chmely, Jean Claude Damerval, Michael C. French, Lord Norman Lamont, Hazel R. O’Leary and Glenn Schafer resigned from their positions as directors of the Company. Pursuant to the Securities Purchase Agreement, SRGL Acquisition, LDC and MassMutual (collectively, the “Investors”) have the right to nominate directors for election to the Company’s Board of Directors. The Investors elected the following persons to serve as directors of the Company: Jonathan Bloomer, Christopher S. Brody, James J. Butler, James N. Chapman, Thomas Finke, Robert Joyal, Larry Port, Michael Rollings and Lenard B. Tessler.

In addition, pursuant to the Amended and Restated Investors Agreement dated as of June 5, 2007 by and among MassMutual, Benton Street Partners I, L.P., Benton Street Partners II, L.P., Benton and SRGL Acquisition, LDC (collectively the “Convertible Share Investors”), and incorporated by reference to Exhibit 8 to this Schedule 13D, as amended (the “Amended Investors Agreement”), as of June 5, 2007, Benton Street Partners I, L.P., Benton Street Partners II, L.P. and Benton collectively, on the one hand, and SRGL Acquisition, LDC, on the other hand, have the right to designate three directors and one independent director (eight directors in total) for election to the Company’s Board of Directors.

Except as otherwise set forth in this Schedule 13D, as amended, Mr. Feinberg has no present plans or proposals which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

Based upon information set forth in the Company’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on May 10, 2007, there were 67,995,057 Ordinary Shares issued and outstanding as of May 9, 2007. As of June 5, 2007, SRGL Acquisition, LDC directly holds 500,000 Convertible Shares and shares certain rights over the voting and disposition of 134,667 Convertible Shares held by Benton. The Convertible Shares held directly by SRGL Acquisition, LDC together with the Convertible Shares held by Benton may be converted into an aggregate of 95,200,050 Ordinary Shares at any time, and will automatically convert into Ordinary Shares on the ninth anniversary of the issue date if not previously converted, subject to certain adjustments.

Prior to the closing of the Securities Purchase Agreement, SRGL Acquisition, LLC assigned its rights and obligations pursuant to the Securities Purchase Agreement to SRGL Acquisition, LDC, an entity then controlled by International. International granted an irrevocable proxy of unlimited duration to SRGL Dir Co, pursuant to which SRGL Dir Co shall exercise all of the voting rights of International in SRGL Acquisition, LDC.

Stephen Feinberg, directly or through one or more intermediate entities, possesses sole power to vote and direct the disposition of all securities of the Company held directly by the Cerberus Entities. In addition, Mr. Feinberg, directly or through one or more intermediate entities, possesses the sole power to exercise the shared voting and disposition rights held by SRGL Acquisition, LDC with respect to the securities of the Company held by Benton. Because SRGL Acquisition, LDC directly holds 500,000 Convertible Shares and shares certain rights over the voting and disposition of 134,667 Convertible Shares held by Benton, which Convertible Shares, in the aggregate, may be converted into 95,200,050 Ordinary Shares, Mr. Feinberg is deemed to beneficially own 95,200,050 Ordinary Shares, or 58.3% of the Ordinary Shares deemed issued and outstanding as of June 5, 2007. Furthermore, because of the Amended Investors Agreement described in Item 6 hereof, Mr. Feinberg is deemed to beneficially own the 365,333 Convertible Shares, which may be converted into 54,799,950 Ordinary Shares, beneficially owned by Massachusetts Mutual Life Insurance Company. Thus, as of June 5, 2007, for the purposes of Reg. Section 240.13d-3, Mr. Feinberg is deemed to beneficially own 150,000,000 Ordinary Shares, or 68.8% of the Ordinary Shares deemed issued and outstanding as of that date.

Other than the transactions described in this Schedule 13D Amendment No. 1, since the filing of the Schedule 13D by Mr. Feinberg with respect to Ordinary Shares, there were no transactions in Ordinary Shares, or securities convertible into, exercisable for or exchangeable for Ordinary Shares, by Mr. Feinberg or the Cerberus Entities or any person or entity controlled by them or any person or entity for which they possess voting or investment control over the securities thereof.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety as follows:

The Company entered into the Securities Purchase Agreement with SRGL Acquisition, LLC and MassMutual on November 26, 2006. On January 4, 2007, SRGL Acquisition, LLC assigned its rights and obligations pursuant to the Securities Purchase Agreement to SRGL Acquisition, LDC. On May 7, 2007, SRGL Acquisition, LDC purchased 500,000 Convertible Shares, which may be converted into 75,000,000 Ordinary Shares, for an aggregate purchase price of $300,000,000 pursuant to the Securities Purchase Agreement, as more particularly described and set forth in the Securities Purchase Agreement incorporated by reference to Exhibit 1 to this Schedule 13D, as amended.

In connection with the execution of the Securities Purchase Agreement, the Company agreed to enter into a Registration Rights and Shareholders Agreement (the “Registration Rights and Shareholders Agreement”) by and among the Company, the Investors and the shareholders of the Company listed on Schedule 1 thereto. Pursuant to the Registration Rights and Shareholders Agreement, (i) the Company granted the Investors demand and piggyback registration rights as well as, subject to certain exceptions, preemptive rights with respect to issuances of equity securities of the Company and (ii) the Investors are entitled to designate members of the Company’s Board of Directors, as more particularly described and set forth in the Form of Registration Rights and Shareholders Agreement incorporated by reference to Exhibit 2 to this Schedule 13D, as amended.

As a result of the closing of the transactions contemplated by the Securities Purchase Agreement, the Investors entered into an Investors Agreement dated as of May 7, 2007, pursuant to which the Investors agreed to: (i) certain restrictions on the transfer of Convertible Shares, (ii) certain voting provisions with respect to the Ordinary Shares, (iii) the election of a certain number of directors to the Company’s Board of Directors and (iv) a third party sale process, all as more particularly described and set forth in the Investors Agreement attached as Exhibit 3 to this Schedule 13D, as amended.

In addition, International executed an Irrevocable Proxy and Power of Attorney, pursuant to which SRGL Dir Co shall exercise all of the voting rights of International in SRGL Acquisition, LDC, as more particularly described and set forth in the Irrevocable Proxy and Power of Attorney attached as Exhibit 4 to this Schedule 13D, as amended.

On June 5, 2007, SRGL Acquisition, LDC subscribed for and purchased limited partnership interests in Benton for an aggregate purchase price of $80,000,000 pursuant to the Subscription Agreement, as more particularly described and set forth in the Subscription Agreement attached hereto as Exhibit 5.

Using the proceeds received from subscriptions, Benton acquired 134,667 Convertible Shares from MassMutual pursuant to the Assignment Agreement, as more particularly described and set forth in the Assignment Agreement attached hereto as Exhibit 6.

In addition, pursuant to the Amended and Restated Limited Partnership Agreement dated as of June 5, 2007 by and among Benton Street Advisors, Inc., MassMutual and SRGL Acquisition, LDC (the “Limited Partnership Agreement”), SRGL Acquisition, LDC shares certain rights over the voting and disposition of securities of the Company held by Benton, as more particularly described and set forth in the Limited Partnership Agreement attached hereto as Exhibit 7.

On June 5, 2007, in connection with MassMutual’s transfer of Convertible Shares to Benton, the Convertible Share Investors entered into the Amended Investors Agreement, pursuant to which the Convertible Share Investors agreed to: (i) certain restrictions on the transfer of Convertible Shares, (ii) certain voting provisions with respect to the Ordinary Shares, (iii) the election of a certain number of directors to the Company’s Board of Directors and (iv) a third party sale process, all as more particularly described and set forth in the Amended Investors Agreement attached hereto as Exhibit 8.

The descriptions of the transactions and agreements set forth in this Schedule 13D, as amended, are qualified in their entirety by reference to the complete agreements governing such matters that are attached or incorporated by reference to this Schedule 13D, as amended, as an exhibit pursuant to Item 7 hereof.

Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Stephen Feinberg, the Cerberus Entities and any person or entity.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended by adding the following after the last paragraph thereof:

5. Subscription Agreement dated as of June 5, 2007 by and between SRGL Acquisition, LDC and Benton Street Partners III, L.P.

6. Assignment and Assumption Agreement dated as of June 5, 2007 by and between MassMutual Capital Partners LLC and Benton Street Partners III, L.P.

7. Amended and Restated Limited Partnership Agreement dated as of June 5, 2007 by and among Benton Street Advisors, Inc., MassMutual Capital Partners LLC and SRGL Acquisition, LDC.

8. Amended and Restated Investors Agreement dated as of June 5, 2007 by and among MassMutual Capital Partners LLC, Benton Street Partners I, L.P., Benton Street Partners II, L.P., Benton Street Partners III, L.P. and SRGL Acquisition, LDC.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 12, 2007
/s/ Stephen Feinberg
Stephen Feinberg, in his capacity as the investment manager for Cerberus International, Ltd., SRGL Acquisition, LLC, SRGL Acquisition, LDC and SRGL Dir Co., Ltd.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

8

Exhibit 5
Execution Copy

BENTON STREET PARTNERS III, L.P.

Subscription Documents
For Limited Partnership Interests

Subscription Documents

Document	Action Required	Page
1. Directions for the Completion of the Subscription Documents	Please read carefully	iii

2. Payment Information	Please follow wiring instructions if investing	iv

3. Privacy Notice	Please read carefully	v

4. Subscription Agreement	Please read carefully	1 - 13

5. Signature Pages
Please (i) provide subscription amount, name of investor, wiring bank information, contribution period, social security number or taxpayer identification number and wire redemption instructions and (ii) sign and date the document
14 - 15

6. Form W-8	Please sign and date the appropriate Form W-8	16

7. Schedule I - General Eligibility Representations	Please complete	I-1 - I-3

8. Schedule II - Investor Profile Form	Please complete	II-1 - II-2

DIRECTIONS FOR THE COMPLETION
OF THE SUBSCRIPTION DOCUMENTS

Prospective investors must complete all of the Subscription Documents contained in this package as noted in the Table of Contents (see page ii). Failure to do so may result in delay of acceptance of an investor’s subscription until a properly completed set of Subscription Documents has been received, processed and approved.

1.     Please complete the attached Subscription Agreement and the related documents identified in the Table of Contents and send one completed original, with a copy by facsimile, to the Benton Street Partners III, L.P. (the “Fund”) c/o Michael O’Connor at the address listed below, at the Fund’s manager, Babson Capital Management LLC (the “Manager”), to subscribe for an interest in the Fund (“Interests”). Please retain a copy of all documents for your records.

To Michael O’Connor:	Benton Street Partners III, L.P.
c/o Michael O’Connor
1500 Main Street, Suite 2800
Springfield, MA 01115
U.S.A.
Phone: 413-226-1084
Fax: 413-226-2084

2.     Please wire the intended subscription amount to the Fund. The attached Payment Information sheet gives instructions regarding payment of the subscription amount. Upon acceptance of the subscription, a confirmation will be sent to the investor indicating the subscription amount accepted and the relevant subscription date.

PAYMENT INFORMATION

Your bank should wire transfer immediately available funds in U.S. dollars to the following account:

Investors Bank & Trust Co
ABA Number: 011001438
Account Name: Benton Street Partners
Account Number: 055055055
Reference Fund #49782, ffc: [fill in name of investing Cerberus entity]

(*Please be certain to include the Account Name information. It is critical for proper identification.)

Note: We recommend that your bank charge its wiring fees separately so that you may invest an even amount in the Fund.

IMPORTANT: FAILURE TO PROPERLY REFERENCE THE SUBSCRIBER’S NAME ON THE WIRE INSTRUCTIONS MAY CAUSE A DELAY IN CREDITING THE FUNDS TO YOUR ACCOUNT.

SUBSCRIPTION AGREEMENT

SECTION 1.

1.1.  Subscription. The undersigned (from time to time referred to herein as the “Subscriber” or “Investor”), intending to be legally bound, hereby irrevocably subscribes for and agrees to purchase on the Admission Date (as defined below) limited partnership interests (“Interests”) in Benton Street Partners III, L.P. (the “Fund”) for the aggregate purchase price set forth on the signature page below and set forth opposite Subscriber’s name on Schedule I of the Fund’s limited partnership agreement (as amended and restated and in effect from time to time, the “Partnership Agreement”), and on the terms and conditions described herein and in the Partnership Agreement, a copy of which has been received and reviewed by the undersigned. The undersigned acknowledges and agrees that, if the undersigned’s subscription to purchase such Interests (the “Subscription”) is accepted in whole or in part, the undersigned will be a limited partner of the Fund (a “Limited Partner”). Capitalized terms used herein and not defined shall have the meanings assigned to them in the Partnership Agreement.

1.2.  Payment. Simultaneously with the execution of this Subscription Agreement (the “Agreement”), a payment in the amount of the undersigned’s Initial Capital Contribution has been sent to the Fund by wire transfer. The Interests subscribed for herein shall not be deemed to be issued to, or owned by, the undersigned until this Subscription is accepted in writing by Babson Capital Management LLC or its successor (the “Manager”). The date of the initial sale to the undersigned of Interests is herein referred to as the “Admission Date.”

SECTION 2.

2.1.  Investor Representations and Warranties. The undersigned hereby acknowledges, represents, warrants to and agrees with the Manager and the Fund as follows:

(a) The undersigned is acquiring its Interests for the undersigned’s own account as principal, for investment purposes only. The undersigned is not acquiring any Interest with a view to, or for, resale, distribution or fractionalization thereof, in whole or in part, and the undersigned is not acquiring any Interest on behalf of any undisclosed principal or affiliate.

(b) The undersigned understands that sales or transfers of the Interests are restricted by the provisions of the Partnership Agreement, federal securities laws, state securities laws and certain non-U.S. securities and other laws, and agrees to sell, exchange, transfer, assign, pledge, hypothecate or otherwise dispose of all or any part of the undersigned’s Interests or any portion thereof only in compliance with all applicable conditions and restrictions contained in this Agreement, the Partnership Agreement, the Securities Act of 1933, as amended (the “Act”), the Investment Company Act of 1940, as amended (the “1940 Act”), and any applicable state securities laws, or pursuant to an exemption therefrom supported by an opinion of counsel satisfactory to the Fund to the effect that such registration or compliance is not required. The undersigned further understands that the Fund is under no obligation to, and does not intend to, register the Interests on behalf of the undersigned or to assist the undersigned in complying with any exemption from registration under the Act or under any other applicable securities laws, that the Interests are not currently publicly traded and that there will be no public market for the Interests upon the completion of the offering;

(c) As described in the Partnership Agreement, the undersigned understands that the Fund will pay to the Manager, quarterly in arrears, a management fee at an annual rate equal to 0.72% of the Limited Partner’s Capital Contributions used to purchase the Shares (the “Management Fee”). Such Management Fee will be pro rated for partial years. In addition, the Manager shall receive an incentive fee as set forth in Section 3.8 of the Partnership Agreement;

(d) The undersigned has adequate means of providing for the undersigned’s current needs and possible personal and other contingencies, has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in the Interests and has determined that the Interests are a suitable investment for the undersigned, has the financial ability to bear the economic risk of the undersigned’s investment, understands the investment objective and approach of, and the investment strategies which may be pursued by, the Fund, has determined that the undersigned’s investment in the Fund is consistent with the investment purposes and objectives and cash flow requirements of the undersigned, and has no need for liquidity of the undersigned’s investment in the Fund and could bear a complete loss of such investment; further, the undersigned understands that the Interests are illiquid investments, and that the undersigned must bear the economic risk of investment in the Interests for an indefinite period of time;

(e) The undersigned understands that, based in part on the representations and warranties of the undersigned, (i) the offering and sale of the Interests will not be registered under the Act, the securities laws of any state, or the securities laws of any other jurisdiction, and (ii) the Fund is not registered under the 1940 Act and, in furtherance thereof, the undersigned represents and warrants that it is (x) an “accredited investor,” as defined in Regulation D under the Act, and (y) a “qualified purchaser,” as defined in Section 2(a)(51)(A) of the 1940 Act;

(f) The undersigned:

(i) has been furnished with the Partnership Agreement, has carefully read the Partnership Agreement, understands and has evaluated the risks of a purchase of Interests and has relied solely (except as indicated in subsection (iii) below) on the information contained in the the Partnership Agreement.

(ii) has been furnished with and reviewed Part II of the Manager's Form ADV; and

(iii) has been given the opportunity to ask questions of, and receive answers from, representatives of the Fund and the Manager concerning the terms and conditions of the offering and other matters pertaining to this investment and has been given the opportunity to obtain such additional information necessary to verify the accuracy of the information contained in the Partnership Agreement or that was otherwise provided in order for the undersigned to evaluate the merits and risks of a purchase of Interests, has been given an opportunity to inspect all documents, records and books pertaining to its investment and has not been furnished any offering literature or prospectus except as mentioned herein.

(g) The undersigned has not reproduced or duplicated the Partnership Agreement, this Agreement or any other documents relating to the Fund or delivered any of such documents to any other person, except professional advisors to the undersigned or as instructed by the Manager. Notwithstanding the foregoing, except as reasonably necessary to comply with applicable securities law, the undersigned may disclose to any and all persons, without limitation of any kind, information regarding the tax treatment, tax structure and tax strategies of the Fund and all materials of any kind that are provided to the undersigned relating to such tax treatment, tax structure and tax strategies, all within the meaning of Treasury Regulation §1.6011-4(B)(3);

2

(h) If the undersigned is a corporation, partnership, limited liability company, trust, estate, employee benefit plan, governmental plan, governmental unit or other entity, it is empowered, authorized and qualified to become a Limited Partner in, and make its contribution to, the Fund in the manner contemplated in the Partnership Agreement, and such investment is a legal and permissible investment for the undersigned;

(i) Any information or representations which the undersigned has furnished to the Fund or the Manager with respect to the undersigned (including any financial information and any information or representations relating to the undersigned’s status as an accredited investor, a qualified purchaser, or the undersigned’s status under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) is correct and complete at and as of the date of this Agreement, and, if there should be any change in such information, the undersigned will immediately furnish such revised or corrected information to the Fund or the Manager;

(j) The undersigned represents that (i) it was not formed for the purpose of investing in the Fund, (ii) it does not invest more than 40% of its total assets in the Fund, (iii) each of its beneficial owners participates in investments made by the undersigned pro rata in accordance with its interest in the undersigned and, accordingly, its beneficial owners cannot opt in or out of investments made by the undersigned, and (iv) its beneficial owners did not and will not contribute additional capital (other than previously committed capital) for the purpose of purchasing the interests in the Fund.

(k) The undersigned represents that it is not, and does not act on behalf of, (1) an “employee benefit plan” as defined in Section 3(3) of the US Employee Retirement Income Security Act of 1974, as amended (“ERISA”), that is subject to Part 4 of Subtitle B of Title I of ERISA; (2) a “plan” described in Section 4975(e)(1) of the Code to which Section 4975 applies; or (3) an entity (including certain insurance company general and separate accounts and certain investment funds) whose underlying assets include plan assets by reason of a plan’s investment in the entity (each, a “benefit plan investor”).

(l) The execution, delivery and performance by the undersigned of this Agreement are within the powers of the undersigned, have been duly authorized and will not constitute or result in a breach or default under, or conflict with, any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which the undersigned is a party or by which the undersigned is bound and, if the undersigned is not an individual, will not violate any provisions of the incorporation papers, by-laws, indenture of trust, limited liability company agreement or partnership agreement or similar documents or instruments, as may be applicable, of the undersigned. The signatures on this Agreement are genuine, and the signatories, if the undersigned is an individual, have the legal competence and capacity to execute the same, or, if the undersigned is not an individual, the signatories have been duly authorized to execute the same, and each of this Agreement and the Partnership Agreement constitutes a legal, valid and binding obligation of the undersigned, enforceable in accordance with its respective terms;

(m) The undersigned is not relying on the Fund or its agents with respect to individual and Fund tax and other economic or legal considerations involved in this investment;

(n) The undersigned should check the OFAC website at <http://www.treas.gov/ofac> before making the following representations.

The undersigned represents that the amounts contributed by it to the Fund were not and are not directly or indirectly derived from activities that contravene federal, state or international laws and regulations, including anti-money laundering laws and regulations.

3

Federal regulations and Executive Orders administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) prohibit, among other things, the engagement in transactions with, and the provision of services to, certain foreign countries, territories, entities and individuals.*  These individuals include specially designated nationals, specially designated narcotics traffickers and other parties subject to OFAC sanctions and embargo programs. The lists of OFAC prohibited countries, territories, persons and entities can be found on the OFAC website at <http://www.treas.gov/ofac>. In addition, the programs administered by OFAC (“OFAC Programs”) prohibit dealing with individuals or entities in certain countries regardless of whether such individuals or entities appear on the OFAC lists.

The undersigned represents and warrants that, to the best of its knowledge, none of:

(i)	the undersigned;

(ii)	any person controlling or controlled by the undersigned;

(iii)	if the undersigned is a privately held entity, any person having a beneficial interest in the undersigned; or

(iv)	any person for whom the undersigned is acting as agent or nominee in connection with this investment is an individual, entity, country or territory named on an OFAC list, is located in a country or territory named on an OFAC list, or is a person or entity prohibited under the OFAC Programs.

Please be advised that the Fund may not accept any amounts from the undersigned if it cannot make the representation set forth in the preceding paragraph. If an existing Limited Partner cannot make these representations, the Fund may compulsorily redeem their Interests or take any other actions permitted by applicable law.

The undersigned agrees promptly to notify the Fund should the undersigned become aware of any change in the information set forth in these representations. The undersigned is advised that, by law, the Fund may be obligated to “freeze the account” of the undersigned, either by prohibiting additional investments from the undersigned, declining any redemption requests and/or segregating the assets in the account in compliance with governmental regulations, and the Fund may also be required to report such action and to disclose the undersigned’s identity to OFAC.

  (o) The undersigned represents and warrants that, to the best of its knowledge, none of:

(i)	the undersigned;

(ii)	any person controlling or controlled by the undersigned;

(iii)	if the undersigned is a privately held entity, any person having a beneficial interest in the undersigned; or

(iv)	any person for whom the undersigned is acting as agent or nominee in connection with this investment

* These individuals include specially designated nationals, specially designated narcotics traffickers and other parties subject to OFAC sanctions and embargo programs.

4

is a senior foreign political figure,*  or any immediate family member** or close associate*** of a senior foreign political figure as such terms are defined in the footnotes below;

(p) The undersigned represents that it is not, and has certified under penalties of perjury on the appropriate, accurate and complete U.S. Internal Revenue Service Form W-8 that it is not, a “United States person” as such term is defined in Section 7701(a)(30) of the U.S. Internal Revenue Code of 1986, as amended, and the undersigned undertakes to advise the Fund, the General Partner and the Manager within 30 days in writing if the undersigned becomes a “United States person” during the term of the Fund;

(q) The undersigned further understands that the Fund, the Administrator or the Manager may release confidential information about the undersigned and, if applicable, any underlying beneficial owners, to proper authorities if the Fund, the Administrator or the Manager, in their sole discretion, determines that it is in the best interests of the Fund in light of relevant rules and regulations concerning money laundering, foreign asset transfers and similar activities;

(r) The foregoing information, acknowledgements, representations, warranties and agreements (including, without limitation all information provided in Schedule I, Schedule II and the Anti-Money Laundering Supplement, and any information provided in response to said items) all are deemed to be made or given as of the Admission Date, and the undersigned will promptly inform the Manager in writing if any such information, representations, warranties or agreements should become untrue or incorrect while the undersigned is a Limited Partner of the Fund after the undersigned becomes aware thereof.

2.2.  Investor Awareness. The undersigned further represents and warrants that the undersigned is aware that:

(a) Upon being accepted as a Limited Partner, the undersigned will be bound and governed by the Partnership Agreement and will be unable to participate in the management of the Fund;

(b) Investments in the Fund are illiquid investments, and the undersigned must bear the economic risk of investment in the Fund for an indefinite period of time;

(c) There is no established market for the Interests, and it is unlikely that a public market for the Interests will develop;

(d) Ropes & Gray LLP acts as counsel to the Fund and the Manager. The undersigned also understands that, in connection with this offering of Interests and subsequent advice to the Fund and such other parties, Ropes & Gray LLP will not be representing investors in the Fund, including the undersigned, and no independent counsel has been retained to represent investors in the Fund;

(e) The undersigned hereby consents to the activities of the Fund and the Manager, as outlined in this Section 3.2;

*
A “senior foreign political figure” is defined as a current or former senior official in the executive, legislative, administrative, military or judicial branches of a non-U.S. government (whether elected or not), a senior official of a major non-U.S. political party, or a senior executive of a non-U.S. government-owned corporation. In addition, a “senior foreign political figure” includes any corporation, business or other entity that has been formed by, or for the benefit of, a senior foreign political figure.

**	“Immediate family” of a senior foreign political figure typically includes the figure’s parents, siblings, spouse, children and in-laws.
***
A “close associate” of a senior foreign political figure is a person who is widely and publicly known to maintain an unusually close relationship with the senior foreign political figure, and includes a person who is in a position to conduct substantial U.S. and non-U.S. financial transactions on behalf of the senior foreign political figure.

5

(f) The undersigned agrees that the representations, warranties, acknowledgements and agreements contained in this Agreement, and all other information regarding the undersigned set forth herein and in the Schedules hereto, may be used as a defense in any actions relating to the Fund or the offering of the Interests, and that it is only on the basis of such representations, warranties, acknowledgements, agreements and other information that the Manager may be willing to accept the undersigned’s Subscription; and

SECTION 3.

3.1.  Execution of Partnership Agreement. The undersigned hereby confirms the power of attorney granted in Article X of the Partnership Agreement.

3.2.  Anti-Money Laundering Requirements. The Subscriber acknowledges that due to anti-money laundering requirements operating within their respective jurisdictions, the Manager, the Administrator, certain other of the Fund’s service providers and the Fund (as the case may be) may require further identification of the Subscriber before an application or redemption can be processed and the Administrator, the Manager and the Fund shall be held harmless and indemnified against any loss arising as a result of a failure to process the application or redemption if such information as has been required by the parties referred to has not been provided by the Subscriber

3.3.  Modification. Neither this Agreement nor any provisions hereof shall be supplemented, modified, discharged or terminated except by an instrument in writing signed by the party against whom any waiver, change, discharge or termination is sought.

3.4.  Notices. All notices, requests, demands, and other communications hereunder shall be in writing and shall be deemed to have been duly given if sent by e-mail, facsimile or mail (first class registered mail or certified mail, postage prepaid), in each case at the addresses or telex or facsimile numbers or email addresses set forth on Schedule I to the Partnership Agreement, if to the Partnership, at the address of its principal place of business referred to in Section 1.3 of Partnership Agreement, and if to the Manager, to such address as may be provided therefor by notice from the Manager. Notices sent by hand delivery shall be defined to have been given when received; notices mailed in accordance with the foregoing shall be deemed to have been given three (3) days following the date so mailed; notices sent by telecopy shall be deemed to have been given when electronically confirmed; and notices sent by overnight courier shall be deemed to have been given on the next business day following the date so sent.

3.5.  Binding Effect. Except as otherwise provided herein, this Agreement shall be binding upon and inure to the benefit of the parties and their heirs, executors, administrators, successors, legal representatives and assigns.

3.6.  Entire Agreement. This Agreement, the Partnership Agreement and the Transaction Documents constitute the entire agreement among the parties with respect to the subject matter hereof and thereof and supersede any prior agreement or understanding among them with respect to such subject matters.

3.7.  Assignability. This Agreement is not transferable or assignable by the undersigned except as provided herein, and any transfer or assignment in violation of this provision shall be null and void.

3.8.  Applicable Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware applicable to agreements made and to be performed entirely within the State of Delaware, without regard to the conflicts of law principles thereof.

6

3.9.  Waiver of Jury Trial; Jurisdiction. All disputes, controversies and claims arising out of or related to this Agreement shall be brought before, and each party specifically consents to the exclusive jurisdiction of, the federal courts of the United States sitting in the Southern District of New York and the courts of the State of New York sitting in the County of New York (and any court to which an appeal therefrom may be taken). Each party agrees that under no circumstance shall any dispute, controversy or claim arising out of or related to this Agreement be settled by arbitration. Each party hereto expressly waives any defense based upon venue or forum non conveniens. EACH PARTY HERETO IRREVOCABLY WAIVES ITS RIGHT TO A TRIAL BY JURY.

3.10.  Counterparts. This Agreement may be executed through the use of separate signature pages or in any number of counterparts, and each of such counterparts shall, for all purposes, constitute one agreement binding on all the parties, notwithstanding that not all parties are signatories to the same counterpart. A facsimile signature shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile signature.

[Remainder of Page Intentionally Blank]

7

SIGNATURES AND AUTHORIZATIONS

Initial Subscription Amount: $____________

Name of Investor: __________________________

(a)	Name and Address of Bank Wiring/Paying Subscription Monies:

________________________________________

(b)	Name and Number of Account at Bank being debited:

________________________________________

(c)	Are you a customer of the Wiring Bank?

_____ Yes _____ No

Contribution Period: ❑ None  ❑ Three-Year

Social Security Number or Taxpayer Identification Number: __________________

Wire Redemption Instructions

By completing the account information below, I hereby authorize the Fund to wire any amounts payable to me to the following account (this bank should be the same bank as the wiring bank identified above):

Bank Name:	________________________________________
Address:	________________________________________
Account Name:	________________________________________
ABA #:	________________________________________
Account #:	________________________________________

If an individual -	If jointly owned -
Signature:________________________	Signature:_________________________
Print name:	Print name:
Date:	Date:

If an entity -	Signature:_________________________
Signature:_________________________	Print name:
Print name:	Date:
Title:
Date:

8

FOR INTERNAL USE ONLY
To be completed by Benton Street Partners III, L.P.

__________________________
SUBSCRIPTION ACCEPTED
AS OF___________________
Date

BENTON STREET PARTNERS III, L.P.

By: Benton Street Advisors, Inc., its general partner

By: Babson Capital Management LLC, its sole owner/member

By:_______________________________
Name:
Title:
Date:

9

BENTON STREET PARTNERS III, L.P.

CERTIFICATION OF FOREIGN STATUS

Please complete the appropriate Form W-8.

10

SCHEDULE I - General Eligibility Representations

ALL SUBSCRIBERS MUST COMPLETE THIS FORM.

I. Accredited Investor Status

SUBSCRIBER understands that the Fund will offer Interests only to U.S. investors that qualify as “accredited investors” as defined in Regulation D under the Act. SUBSCRIBER represents that it qualifies as an “accredited investor.” Check the applicable box for each category under which SUBSCRIBER believes it qualifies as an accredited investor:

Individuals:

❑
A natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

❑	A natural person whose individual net worth, or joint net worth with that person’s spouse, exceeds $1,000,000 at the time of purchase of the Interests;

Corporations, Partnerships, Business Trusts, Limited Liability Companies and Other Entities (excluding trusts):

❑	A corporation, a Massachusetts or similar business trust or a partnership, not formed for the specific purpose of acquiring the Interests offered, with total assets in excess of $5,000,000; or

❑	An entity (other than a trust) in which all of the equity owners are accredited investors as described above.

Trusts:

❑
A trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the Interests offered, whose purchase is directed by a sophisticated person. As used in the foregoing sentence, a “sophisticated person” is one who has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the prospective investment;

❑	A revocable grantor trust in which each grantor is a natural person who is an accredited investor;

Banks or Savings & Loans:

❑
A bank as defined in Section 3(a)(2) of the Act or a savings and loan association or other institution referenced in Section 3(a)(5)(A) of the Act whether acting in its individual or fiduciary capacity;

Insurance Companies:

❑	An insurance company as defined in Section 2(13) of the Act;

11

Business Development Companies:

❑	A private business development company as defined in Section 202(a)(22) of the Advisers Act;

❑	A business development company as defined in Section 2(a)(48) of the 1940 Act;

Broker-Dealers:

❑	A broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934;

Investment Companies:

❑	An investment company registered under the 1940 Act;

❑	A Small Business Investment Company licensed by the Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958;

II. Qualified Purchaser Status

SUBSCRIBER understands that the Fund will not register as an investment company under the 1940 Act by reason, among other things, of the provisions of Section 3(c)(7) thereof, which excludes from the definition of investment company any issuers, the outstanding securities of which are owned by persons who, at the time of acquisition of such securities, are “qualified purchasers.”

Check the applicable box for each category under which you believe you qualify as a qualified purchaser:

SUBSCRIBER is a “qualified purchaser” for the reason(s) indicated below:

A. Individuals:

❑ A natural person who owns not less than $5,000,000 in “investments,” as defined in Rule 2a51-1 under the 1940 Act;

❑ The SUBSCRIBER is a “knowledgeable employee” as defined in Rule 3c-5 under the Investment Company Act;

B. Family Owned Companies:

❑
A company that owns not less than $5,000,000 in investments and that is owned directly or indirectly by two or more natural persons who are related as siblings or spouses (including former spouses), or who are the direct lineal descendants of such persons by birth or adoption, the spouses of such persons, the estates of such persons, or foundations, charitable organizations, or trusts established by or for the benefit of such persons;

C. Trusts (Other Than Trusts That Qualify under B or D hereof):

❑
The SUBSCRIBER was not formed for the specific purpose of investing in the Fund; and each trustee (or other authorized person) that is authorized and required to make decisions with respect to this investment is a person described in A, B or D, at the time the decision to purchase Interests is made, and each settlor or other person who has contributed assets to the trust is a person described in A, B or D at any time such person contributed assets to the trust. A trust that is not covered by the preceding category and that was not formed for the specific purpose of acquiring Interests, as to which trust the trustee or other person authorized to make decisions with respect to the trust, and each settlor or other person who has contributed assets to the trust, is a qualified purchaser; or

12

D. Other Entities:

❑
A SUBSCRIBER not formed for the specific purpose of investing in the Fund, acting for his, her or its own account or the accounts of other qualified purchasers, who in the aggregate owns and invests on a discretionary basis not less than $25,000,000 in “investments.”

E. Entities That Do Not Qualify Under B-D:

❑ The SUBSCRIBER is a qualified purchaser because each beneficial owner of the Investor’s securities is a qualified purchaser as described in this Item II.

III. Employee Benefit Plan Status

SUBSCRIBER further represents as follows: (please check box, if applicable)

❑
SUBSCRIBER is not a “benefit plan investor” within the meaning of the Department of Labor regulations (e.g., any employee pension benefit plan or employee welfare plan, such as a non-U.S. pension fund, an annuity plan, an individual retirement account or an individual retirement annuity).

13

SCHEDULE II - Investor Profile Form

ALL SUBSCRIBERS MUST COMPLETE THIS FORM.

_______________________________________ Name of Subscriber (Please Print or Type)

_______________________________________ Former Names or Aliases

Type of Subscriber—Please check one:
☐	Individual	☐	Registered Investment Company	☐	Joint Tenants (with Rights of Survivorship)
☐	Partnership	☐	Limited Liability Company	☐	Tenants in Common
☐	Corporation	☐	Trust	☐	Other —Specify: ______________________________

If SUBSCRIBER is an individual, please state the following (if joint subscribers, please provide information for both subscribers):

a)	Date of Birth: _________________________

b)	Country of Citizenship: ____________________

c)	Occupation: ____________________________

d)	Name and Address of Employer: __________________________________________________________________________

e)	Is SUBSCRIBER an “associated person” of a broker-dealer? ____ YES _____ NO

f)	Annual Income: Under $100,000 $100,001 - $300,000 $300,001 and above

g)	Net Worth (Exclude primary residence): Under $500,000 $500,001 - $1,000,000 $1,000,001 and above

h)
Is SUBSCRIBER a senior foreign political figure,*   A “senior foreign political figure” is defined as a current or former senior official in the executive, legislative, administrative, military or judicial branches of a non-U.S. government (whether elected or not), a senior official of a major non-U.S. political party, or a senior executive of a non-U.S. government-owned corporation. In addition, a “senior foreign political figure” includes any corporation, business or other entity that has been formed by, or for the benefit of, a senior foreign political figure. an immediate family member*   “Immediate family” of a senior foreign political figure typically includes the figure’s parents, siblings, spouse, children and in-laws.* or a close associate*   A “close associate” of a senior foreign political figure is a person who is widely and publicly known to maintain an unusually close relationship with the senior foreign political figure, and includes a person who is in a position to conduct substantial U.S. and non-U.S. financial transactions on behalf of the senior foreign political figure.** of a senior foreign political figure? _____ YES  _____ NO

i)	Is SUBSCRIBER acting on behalf of any other person(s) or entity/entities in making an investment in the Fund?

____ YES _____ NO

If SUBSCRIBER is an entity, please state the following:

a)	Formation Date of Entity: _____________________

b)	SUBSCRIBER’S tax year-end: ___________________

c)	SUBSCRIBER is organized under the laws of: _____________________________

d)	Description of SUBSCRIBER’S business: __________________________________

e)
 Is SUBSCRIBER a foreign bank*   A “foreign bank” is a bank organized under foreign law, or an agency, branch or office located outside the United States of a bank. A “bank” includes offices, branches, and agencies of commercial banks or trust companies, private banks, national banks, thrift institutions, credit unions, and other organizations chartered under banking laws and supervised by banking supervisors of any state. A “foreign bank” does not include any foreign central bank or monetary authority that functions as a central bank, or any international financial institution or regional development bank formed by treaty or international agreement. *** ? ___ YES ___ NO

f)	Please provide the following information for all persons authorized to act on behalf of the SUBSCRIBER’S account:

*
A “senior foreign political figure” is defined as a current or former senior official in the executive, legislative, administrative, military or judicial branches of a non-U.S. government (whether elected or not), a senior official of a major non-U.S. political party, or a senior executive of a non-U.S. government-owned corporation. In addition, a “senior foreign political figure” includes any corporation, business or other entity that has been formed by, or for the benefit of, a senior foreign political figure.

**	“Immediate family” of a senior foreign political figure typically includes the figure’s parents, siblings, spouse, children and in-laws.
***
A “close associate” of a senior foreign political figure is a person who is widely and publicly known to maintain an unusually close relationship with the senior foreign political figure, and includes a person who is in a position to conduct substantial U.S. and non-U.S. financial transactions on behalf of the senior foreign political figure.

14

Name	Title	Address	Signature

For All Investors:

SUBSCRIBER’S Full Mailing Address (Exactly as it should appear on labels):

☐ Mr.	☐ Mrs.	☐ Ms.	☐ Miss	☐ Dr.	☐ Other _______

-	-
Telephone number	Fax number

SUBSCRIBER’S Residence (if an individual) or Principal Place of Business (if an entity) Address (No P.O. Boxes, Please) [If different from Mailing Address listed above.]:

-	-
Telephone number	Fax number

E-mail address:_______________________________________________________________

Attention:___________________________________________________________________

Please send all communications to (Initial one):

_________ Mailing Address ________ Residence or Principal Place of Business Address _______ E-Mail Address^
Initial       Initial          Initial

*
A “senior foreign political figure” is defined as a current or former senior official in the executive, legislative, administrative, military or judicial branches of a non-U.S. government (whether elected or not), a senior official of a major non-U.S. political party, or a senior executive of a non-U.S. government-owned corporation. In addition, a “senior foreign political figure” includes any corporation, business or other entity that has been formed by, or for the benefit of, a senior foreign political figure.

**	“Immediate family” of a senior foreign political figure typically includes the figure’s parents, siblings, spouse, children and in-laws.
***
A “close associate” of a senior foreign political figure is a person who is widely and publicly known to maintain an unusually close relationship with the senior foreign political figure, and includes a person who is in a position to conduct substantial U.S. and non-U.S. financial transactions on behalf of the senior foreign political figure.

15

Exhibit 6
Execution Copy
BENTON STREET PARTNERS III, L.P.

ASSIGNMENT AND ASSUMPTION AGREEMENT

ASSIGNMENT AND ASSUMPTION AGREEMENT dated as of June 5, 2007 between MassMutual Capital Partners LLC (“Transferor”), and Benton Street Partners III, L.P., a Delaware limited partnership  (“Transferee”). Terms defined in the Amended and Restated Limited Partnership Agreement of the Transferee dated as of the date hereof and not otherwise defined herein are used with the meanings so defined.

WHEREAS, Transferor is the legal and beneficial owner of 500,000 shares of 7.25% convertible cumulative participating preferred stock, par value $0.01 per share (the “Preferred Stock”) of Scottish Re Group Limited, an exempted company limited by shares organized and existing under the laws of the Cayman Islands (“SRGL”); and

WHEREAS, Transferor desires to sell, transfer and assign to Transferee, and Transferee desires to purchase, acquire and assume, legal and beneficial ownership of, 134,667 shares of Preferred Stock (the “Shares”); and

WHEREAS, Transferor holds the Shares subject to the terms and conditions set forth in the Securities Purchase Agreement dated as of November 26, 2006 by and among SRGL and the investors named therein, the Certificate of Designation of the Shares filed with the Secretary of State of Delaware, the Registration Rights and Shareholders Agreement dated as of May 7, 2007 among SRGL and the investors named therein, and the Voting Agreement dated March 30, 2007 among certain of such investors and SRGL and the Investors Agreement (the “Investors Agreement”) dated May 7, 2007 by and among SRGL Acquisitions, LDC (“SRGL Acquisitions”) and the Transferor (collectively, the “Transaction Documents”); and

WHEREAS, in consideration of $80,800,200 to be paid by the Transferee to the Transferor on the date hereof, Transferor desires to transfer the Shares to Transferee, together with all rights that may have been or may be exercised by the Transferor under the Transaction Documents, and Transferee desires to assume all obligations and liabilities under the Transaction Documents with respect to the Shares;

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto covenant and agree as follows:

1. Assignment and Assumption. Subject to paragraphs 2, 3 and 4 hereof:

(a) Transferor hereby grants, conveys, transfers and assigns to Transferee, and Transferee hereby accepts such grant, conveyance, transfer and assignment of, all of Transferor’s right, title and interest in and to the Shares; and

(b) Transferor hereby grants, conveys, transfers and assigns to Transferee all of Transferor’s right, title and interest in and to and all of its rights and obligations under, and Transferee hereby assumes and agrees to perform all of Transferor’s obligations under, the Transaction Documents with respect to the Shares.

(c) Notwithstanding paragraphs 1(a) and 1(b), Transferor is not transferring to Transferee (i) any rights or obligations with respect to the 365,333 shares of Preferred Stock owned by Transferor that are not being transferred under this Agreement or (ii) any rights or obligations under the Transaction Documents with respect to such shares (the “Retained Shares”). Insofar as the Shares and the Retained Shares permit Transferor to nominate or appoint members of the board of directors of SRGL, the right to nominate one such director is being transferred to Transferee hereby; provided that the transfer of such right shall in no event limit or modify SRGL Acquisitions’ right to nominate or appoint members of the Board of Directors of SRGL to the extent that such Shares shall be deemed to be included in the Convertible Shares Voting Power of SRGL Acquisitions (as determined and defined in accordance with the Investors Agreement).

2. Purchase Price. The total purchase price which Transferee shall pay Transferor for the Shares is $80,800,200.

3. Representations and Warranties of Transferee. Transferee hereby represents and warrants to each of Transferor as follows:

(a) Transferee has all requisite power and authority to execute and deliver this Agreement and to carry out all of the terms and provisions thereof.

(b) The execution, delivery and performance of this Agreement by Transferee have been duly authorized by all necessary action on its behalf. This Agreement has been executed and delivered on behalf of Transferee and constitutes the legal, valid and binding obligation of Transferee, enforceable against it in accordance with its terms, except to the extent that the enforcement of the rights and remedies created thereby is subject to (i) bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting the rights and remedies of creditors generally and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(c) Transferee is an “accredited investor” within the meaning of Rule 501 under the Securities Act of 1933, as amended (the “1933 Act”).

(d) Transferee is acquiring the Shares for its own account, for investment and not with a view to any resale or distribution thereof in violation of the 1933 Act. Transferee understands that the Shares have not been registered under the 1933 Act or any state securities laws and may not be assigned, sold or otherwise transferred without registration under the 1933 Act or any relevant state securities laws or exemption therefrom; that SRGL has no obligation or intention to register any of the Shares under the 1933 Act or state securities laws, or to permit sales pursuant to Regulation A under the 1933 Act; and that Transferee must therefore bear the economic risk of holding the Shares for an indefinite period of time.

(e) Transferee has been given access to all information regarding the financial condition and the proposed business and operations of SRGL that Transferee has requested in order to evaluate its investment in the Shares. Transferee has had the opportunity to ask questions of, and to receive answers from, persons acting on behalf of the SRGL and the Transferor concerning the terms and conditions of the Shares, and to obtain any additional information desired by Transferee with respect to the Shares and SRGL.

(f) Transferee is a “qualified purchaser” as defined in Section 2(a)(51) of the 1940 Act and related rules promulgated by the Securities and Exchange Commission.

4. Representations and Warranties of Transferor. Transferor represents and warrants to Transferee that:

(a) immediately prior to the transfer hereunder to Transferee of the Shares, Transferor had valid title to the Shares, free and clear of all liens, security interests, charges or other encumbrances whatsoever, and delivery of the Shares to Transferee, against payment therefor as herein provided, has transferred valid title to such Shares to Transferee, free and clear of all liens, security interests, charges or other encumbrances whatsoever; and

(b) Transferor has full power and authority to sell, transfer and deliver all such Shares to Transferee, and such sale, transfer and delivery will not violate any provision of law or any agreement or other arrangement to which Transferor is a party or by which Transferor or any of its assets and properties are bound or affected.

(c) Transferor (either alone or with its advisor(s), if any) has sufficient knowledge and experience in financial and business matters that it is capable of evaluating the risks and merits of the transactions contemplated by this Agreement and making an informed decision regarding the sale of the Shares.

(d) the execution and delivery by the Transferor of this Agreement and the performance by the Transferor of its obligations under this Agreement do and will not, whether with or without notice, lapse of time, or both (i) result in any breach of any of the provisions of, (ii) constitute a default or event under, (iii) give any third party the right to terminate, (iv) result in the creation of any lien, security interest, charge or encumbrance on any assets of the Transferor, or (v) require any authorization, consent, approval, exemption or other action by or notice to any other third party, except as has been obtained prior to the date hereof, under (x) any agreement to which the Transferor is a party or by which any assets or properties of the Transferor are bound, (y) any judgment, order or decree to which the Transferor is subject or by which any assets or properties of the Transferor are bound, or (z) any law statute, rule or regulation to which the Transferor is subject or by which any assets or properties of the Transferor are bound.

(e) this Agreement constitutes a valid and binding obligation of the Transferor, enforceable against the Transferor in accordance with its terms.

5. Acceptance by Transferee. The Transferee assumes and agrees to perform all of Transferor’s obligations under the Transaction Documents and agrees to be bound by each of the Transaction Documents, as it pertains to the Shares, as if the Transferee had executed a counterpart of such Transaction Document. Upon its acknowledgement hereof, SRGL consents to the assignment of the Shares and the rights and obligations under the Transaction Documents pertaining to the Shares effected hereby.

6. Survival. The representations and warranties and covenants set forth in this Agreement shall survive the execution and delivery of this Agreement and transfer of the Shares to the Transferee.

8. Miscellaneous.

(a) This Agreement shall not be assignable by any party hereto without the consent of all such parties. This Agreement shall be binding on and inure to the benefit of the legal representatives and permitted successors and assigns of the parties hereto. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all such counterparts shall together constitute by one and the same instrument. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware applicable to agreements made and to be performed entirely within the State of Delaware, without regard to the conflicts of law principles thereof.

(b) Transferee hereby represents and warrants to Transferor that Transferee is not relying upon any representation, warranty, oral statement or other information furnished by or on behalf of Transferor or SRGL whatsoever in making the purchase of the Shares, other than the express representations and warranties of Transferor set forth above.

(c) Transferor agrees to cooperate with Transferee and SRGL and shall promptly execute and deliver at its own expense or cause to be executed and delivered such further instruments (including without limitation amendments and supplements to the Transaction Documents reflecting the transactions contemplated hereby) and take or cause to be taken such further actions as Transferee may reasonably deem necessary or desirable to carry out the terms and provisions of this Agreement.

(d) This Agreement constitutes the entire agreement between the parties and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and thereof.

(e) All notices to Transferee sent pursuant to this Agreement shall be delivered to Transferee at:

____________________________________________________

____________________________________________________

[Remainder of page intentionally left blank]

Execution

Intending to be legally bound hereby, the parties have executed this Agreement as of the date first above written.

Transferor:	MassMutual Capital Partners LLC

	By:	______________________
Name:
Title:

______________________________	______________________________
Transferor’s Telephone Number	Name of bank/financial institution
receiving funds on behalf of Transferor

Transferee:	Benton Street Partners III, L.P.

By:	Benton Street Advisors, Inc., its general
partner

By:	Babson Capital Management LLC,
its sole owner/member

By:	______________________	______________________
	Signature of person signing	Street Address
for Transferee or for its
trustee or other representative

	______________________	______________________
	Title of person signing	City, State and Zip Code

	______________________	______________________
	Transferee’s Telephone Number	Name of bank/financial institution
transferring funds on behalf of Transferee

Dollar amount of Purchase Price $80,800,200.

Exhibit 7
Execution Copy

Benton Street Partners III, L.P.

(A Delaware Limited Partnership)

Amended and Restated

Limited Partnership Agreement

____________________

Dated as of June 5, 2007

____________________

PARTNERSHIP INTERESTS ARE SUBJECT TO TRANSFER AND OTHER RESTRICTIONS AS
DESCRIBED IN ARTICLE VI HEREOF.

ARTICLE I. Organization		2

1.1	Withdrawal of Original Limited Partner	2

1.2	Name	2

1.3	Office	2

1.4	Duration	2

1.5	Registered Agent; Registered Office	2

1.6	Purpose	3

1.7	Qualification in Other Jurisdictions.	3

1.8	Names and Addresses of the Partners.	3

1.9	Tax Classification of the Partnership	3

ARTICLE II. Capital Contributions		4

2.1	Initial Capital Contributions.	4

2.2	Additional Capital Contributions; Default	4

2.3	No Return of Capital Contributions	5

2.4	No Interest	5

ARTICLE III. Rights and Obligations of Partners		5

3.1	Management of Partnership	5

3.2	Liability of Partners	5

3.3	Consents and Limited Voting Rights	6

3.4	Competitive Activities	6

3.5	Transactions with Affiliates	6

3.6	Approval by Limited Partner	6

3.7	Fees and Expenses	7

3.8	Management and Incentive Fees.	8

3.9	Fees Payable to Affiliates of the General Partner	8

ARTICLE IV. Exculpation and Indemnity		8

4.1	Exculpation	8

4.2	Indemnity	9

ARTICLE V. Distributions, Allocations and Capital Account		9

5.1	Distributions	9

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5.2	Tax Allocations	10

5.3	Withholding Taxes.	10

5.4	Capital Account	11

5.5	Contribution	11

5.6	Conversion of the Shares	11

ARTICLE VI. Admissions, Transfers, and Withdrawals		11

6.1	Admission of New Partners	11

6.2	Transfer of Partners’ Interests.	12

6.3	Substituted Partners	12

6.4	Withdrawal of Partners	12

ARTICLE VII. General Accounting Provisions, Reports and Register		13

7.1	Accounting for the Partnership	13

7.2	Books and Records	13

7.3	Reports to Partners.	13

7.4	Tax Matters Partner	13

7.5	Income Tax Elections	14

ARTICLE VIII. Amendments and Waivers		14

8.1	With Limited Partner Consent	14

8.2	Certain Other Amendments	14

8.3	Dissolution	14

ARTICLE IX. Dissolution and Termination		14

9.1	Winding Up	14

9.2	Final Distribution and Allocation.	15

9.3	No Negative Capital Account Obligation	15

9.4	Use of Name	16

ARTICLE X. Miscellaneous		16

10.1	Waiver of Partition	16

10.2	Entire Agreement	16

10.3		16

10.4	Severability	16

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10.5	Notices	16

10.6	Power of Attorney.	17

10.7	Governing Laws	17

10.8	Waiver of Jury Trial; Jurisdiction	17

10.9	Successors and Assigns	17

10.10	Counterparts	17

10.11	Headings	18

10.12	Other Terms	18

10.13	General Partner Representations	18

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BENTON STREET PARTNERS III, L.P.

AMENDED AND RESTATED
LIMITED PARTNERSHIP AGREEMENT

This Amended and Restated Limited Partnership Agreement (this “Agreement”) of Benton Street Partners III, L.P., a Delaware limited partnership (the “Partnership”), is made as of this 5th day of June, 2007 by and among Benton Street Advisors, Inc., an exempted company incorporated in the Cayman Islands with limited liability, as the sole general partner (the “General Partner”), MassMutual Capital Partners LLC as the withdrawing limited partner (the “Original Limited Partner”) and SRGL Acquisitions, LDC, who is hereby admitted to the Partnership as the sole limited partner pursuant to the terms of this Agreement (the “Limited Partner”). The General Partner and the Limited Partner are herein collectively referred to as the “Partners.”

WHEREAS, the Partnership was formed pursuant to a Certificate of Limited Partnership filed with the Office of the Secretary of State of the State of Delaware on May 4, 2007 (as amended, supplemented or restated from time to time, the “Certificate”) and the Limited Partnership Agreement dated as of May 4, 2007 (the “Original Agreement”) between the General Partner and the Original Limited Partner;

WHEREAS, the Original Limited Partner and the Partnership are entering into that certain Assignment and Assumption Agreement (the “Purchase Agreement”) pursuant to which the Original Limited Partner will sell, and the Partnership will (i) purchase the Shares (as defined in the Purchase Agreement), on terms and conditions set forth in the Purchase Agreement and (ii) assume all of the Original Limited Partner’s obligations in respect of the Shares, including rights and obligations in respect thereto under the Amended and Restated Investors Agreement (as defined below);

WHEREAS, the terms of ownership and voting of the Shares are subject to and governed by, the Certificate of Designation of the Shares filed with the Secretary of State of Delaware (the “Certificate of Designation”), the Registration Rights and Shareholders Agreement dated as of May 7, 2006 among Scottish Re Group Limited, an exempted company limited by shares organized and existing under the laws of the Cayman Islands (“SRGL”), and the investors named therein (the “Registration Rights Agreement”), the Voting Agreement dated March 30, 2007 among certain of such investors and SRGL (the “Voting Agreement”) and the Amended and Restated Investors Agreement dated the date hereof by and among MassMutual Capital Partners LLC, the Limited Partner and certain other parties (“Amended and Restated Investors Agreement”, together with the Certificate of Designation, the Registration Rights Agreement, the Voting Agreement and the Purchase Agreement, the “Transaction Documents”); and

WHEREAS, the Limited Partner has agreed to make a cash contribution in order to enable the Partnership to purchase the Shares and the Partnership will be managed and operated in the manner set forth in this Agreement;

WHEREAS, the Original Limited partner is, on the date hereof, withdrawing as a limited partner of the Partnership; and

WHEREAS, the General Partner and the Limited Partner desire to amend and restate this Agreement as set forth herein to make certain modifications desired by the Partners;

NOW, THEREFORE, for and in consideration of the mutual promises of the parties hereinafter set forth and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned parties hereby agree to amend and restate the Original Agreement, and such agreement is hereby replaced in its entirety, with this Agreement and hereby agree as follows:

ARTICLE I.
Organization

1.1  Withdrawal of Original Limited Partner. The Original Limited Partner shall cease to be a Limited Partner of the Partnership immediately subsequent to the admission to the Partnership of the Limited Partner and the Partnership shall return the original capital contribution made by the Original Limited Partner who shall have no further right or claims against, or obligations as a partner of, the Partnership. The General Partner and the Limited Partner hereby continue the Partnership and agree that the rights and liabilities of the Partners shall be as provided in the Delaware Revised Uniform Limited Partnership Act, 6 Del.C. sec. 17-101, et. seq., as amended or any successor to such act, all as the same shall be in effect from time to time (the “Delaware Act”), except as herein otherwise expressly provided.

1.2  Name. The name of the Partnership is “Benton Street Partners III, L.P.” All business of the Partnership shall be conducted under such name, and title to all property, real, personal, or mixed, owned by or leased to the Partnership, shall be held in such name. The words “L.P.” or “Limited Partnership” or such other designation as the General Partner shall deem appropriate shall be included in the name where necessary to comply with the applicable laws of any jurisdiction. The General Partner may change the name of the Partnership, without the consent of the Limited Partner, by filing an amendment to the Certificate with the Secretary of State of the State of Delaware. Upon the filing of such amendment to the Certificate, all references to the old name of the Partnership in this Agreement shall be automatically changed to the new name of the Partnership without any further action by any Partner. The General Partner shall give prompt notice of any name change to the Limited Partner.

1.3   Office. The principal office of the Partnership shall be maintained at c/o M&C Corporate Services Limited, PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands or at such other location as may from time to time be designated by the General Partner upon prior notice to the Limited Partner.

1.4  Duration. The term of the Partnership commenced as of the date of filing the Certificate and shall continue until dissolution of the Partnership pursuant to the provisions of Article IX hereof.

1.5  Registered Agent; Registered Office. The Partnership shall maintain a registered agent and registered office in the State of Delaware. The name and address of the registered agent of the Partnership in the State of Delaware upon whom process may be served and the address of the registered office of the Partnership in the State of Delaware are Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808. The General Partner may at any time change the designated registered office or registered agent and upon any such change shall give prompt notice to the Limited Partner of any change in the registered office or agent of the Partnership

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1.6  Purpose. The purposes of the Partnership are (i) to acquire, hold and dispose of the Shares with the objective to provide a positive total rate of return and in accordance with and subject to the investment management agreement (the “Management Agreement”) between the Partnership and Babson Capital Management LLC (“Babson”) and (ii) to engage in such other activities permitted hereunder and under the Delaware Act.

1.7  Qualification in Other Jurisdictions.

The General Partner shall cause the Partnership to be qualified or registered under an assumed or fictitious name or foreign limited partnership statutes or similar laws in any jurisdiction in which the Partnership owns property or transacts business if such qualification or registration is necessary in order to protect the limited liability of the Limited Partner or to permit the Partnership lawfully to own property or transact business, and shall cause the Partnership not to transact business in any such jurisdiction until it is so qualified or registered. The General Partner shall execute, file and publish all such certificates, notices, statements or other instruments necessary or desirable to permit the Partnership to conduct business as a limited partnership in all jurisdictions where the Partnership elects to do business and to maintain the limited liability of the Limited Partner.

1.8  Names and Addresses of the Partners.

The name and address of the General Partner and the Limited Partner is set forth on Schedule I. On the date hereof, upon their execution (directly or by power of attorney) of a counterpart to this Agreement, (i) the General Partner shall continue as general partner of the Partnership, and (ii) the Limited Partner is hereby admitted to the Partnership as a limited partner of the Partnership. Any reference in this Agreement to Schedule I shall be deemed to be a reference to Schedule I as amended and in effect from time to time.

1.9  Tax Classification of the Partnership. It is intended that the Partnership be classified as a partnership for U.S. federal income tax purposes. In furtherance of the foregoing, the Partnership shall not file any election pursuant to section 301.7701-3(c) of the Income Tax Regulations promulgated under the Internal Revenue Code of 1986, as from time to time amended (“Code”), as such regulations may be amended, modified or supplemented from time to time (including corresponding provisions of succeeding regulations) (the “Treasury Regulations”) to be treated as an entity other than a partnership. The Partnership shall not elect, pursuant to section 761(a) of the Code, to be excluded from the provisions of subchapter K of the Code.

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ARTICLE II.
Capital Contributions

2.1  Initial Capital Contributions.

(a)  On the date hereof, each Partner will make an initial contribution of capital to the Partnership in the amount set forth in the column labeled “Initial Capital Contribution” on Schedule I attached hereto (such initial capital contribution, together with all subsequent contributions of capital, such Partner’s “Capital Contribution”). Schedule I may be amended by the General Partner from time to time to reflect the Capital Contributions actually made by the Partners.

(b)  In addition to its initial Capital Contribution, the Limited Partner shall be required to contribute the amounts necessary to pay (i) 50% of the Partnership Expenses described in Section 3.7, (ii) 50% of the Organizational Expenses (as defined below) and (iii) the Management Fee described in Section 3.8 hereof; provided, however, the General Partner shall not bear any portion of the Management Fee and the Limited Partner shall not be obligated to contribute more than 5% of its initial Capital Contribution in respect of Partnership Expenses over the term of the Partnership. Any such calls shall be on not less than ten (10) business days prior written notice and shall, in respect of Partnership Expenses, provide reasonable detail of such expenses.

(c)  The initial Capital Contributions made to the Partnership in the form of cash shall be used to pay the (i) the purchase price for the Shares to be acquired and (ii) the Limited Partner’s share of any out-of-pocket expenses incurred by the General Partner in connection with the formation of this entity (“Organizational Expenses”) as set forth above.

(d)   Except for the Capital Contributions contemplated by Section 2.1(a) and Section 2.1(b) hereof, no Partner shall be required or have any obligation to make or right to make any additional Capital Contributions to the Partnership. Subject to the Delaware Act, no Partner shall have any personal liability with respect to the return of any Capital Contribution made to the Partnership by any other Partner. No Partner shall be liable for any amounts in excess of such Partner’s Capital Contribution.

2.2  Additional Capital Contributions; Default. (a) Subject to Section 3.6, no Partner shall be permitted to make any additional Capital Contributions to the Partnership without the consent of the General Partner. Subject to Section 3.6, the General Partner shall have the authority to accept additional Capital Contributions to the Partnership in such amount as determined by the General Partner in its sole and absolute discretion.

(b)  If the Limited Partner shall fail to make all or any portion of its required Capital Contribution to the Partnership pursuant to Section 2.1 within five (5) business days following notice by the General Partner, the General Partner shall notify the Limited Partner of such failure. If within ten (10) business days of such notice, the Limited Partner fails to make the required Capital Contribution, the General Partner may, or may not, in its sole and absolute discretion, subject the Limited Partner to the following adverse consequences: (i) payment of interest accruing on the amount of such default and any costs of collection associated therewith commencing on the date such Capital Contribution was due at the lesser of (A) the prime rate of interest (as established by Bank of America, N.A. or its successor from time to time, regardless of whether such rate is designated by such bank as its “prime” rate, “reference” rate, “base” rate, or some other nomenclature) plus 2% and (B) the maximum rate permitted by applicable law (such default amount, the “Default Amount”) and (ii) causing distributions, if any, that would otherwise be made to the Limited Partner to be credited against the Default Amount and paid to Babson.

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2.3  No Return of Capital Contributions. Subject to the Limited Partner’s right to request a distribution as set forth in Section 5.1, no Partner is entitled to a withdrawal or return of its Capital Contributions.

2.4  No Interest. No Partner shall be entitled to interest on its Capital Contributions, and any interest actually received by reason of investment of any part of the Partnership’s funds shall be included in the Partnership’s property.

ARTICLE III.
Rights and Obligations of Partners

3.1  Management of Partnership. (a) The management, control, and direction of the Partnership and its operations, business, and affairs shall be vested in the General Partner, which shall have the right, power, and authority, acting solely by itself and without the necessity of approval by any Limited Partner (unless otherwise specified herein), to carry out any and all of the purposes of the Partnership and to perform or refrain from performing any and all acts that the General Partner is permitted to do hereunder, including, without limitation, purchasing the Shares and exercising the Partnership’s rights with respect thereto and under the Amended and Restated Investors Agreement and, subject to the Amended and Restated Investors Agreement and Section 3.6 hereof, to take any action with respect to the voting of the Shares as required from time to time. The General Partner shall cause the Partnership to comply with the terms of the Transaction Documents. The Limited Partner shall not participate in the management, control, or direction of the Partnership’s operations, business, or affairs, be involved in or transact any business for the Partnership, or have the power to act for or on behalf of or to bind the Partnership, such powers being vested in the General Partner.

(b)  Nothing herein shall limit or otherwise modify any rights of the Limited Partner or its Affiliates granted pursuant to the Amended and Restated Investors Agreement.

3.2  Liability of Partners. The General Partner shall only be personally liable for the debts or obligations of the Partnership to the extent expressly required by the Delaware Act or other applicable law; provided, however, that all such debts and obligations shall be paid or discharged first with the property of the Partnership (including insurance proceeds) before the General Partner shall be obligated to pay or discharge any such debt or obligation with its personal assets. Notwithstanding the preceding sentence, the General Partner shall not be personally liable for any debts or obligations which are nonrecourse or which, under the terms thereof, do not create or impose such liability. Except as otherwise expressly provided by the Delaware Act, the Limited Partner shall not (a) be personally liable for any of the debts or obligations of the Partnership, or (b) have any fiduciary duty to the Partnership or any other Limited Partner.

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3.3  Consents and Limited Voting Rights. Any Partner whose consent, vote, or approval is required or permitted under any provision of this Agreement may give or withhold such consent, vote, or approval in the sole discretion of such Partner, whether reasonably or unreasonably. The Limited Partner shall not be entitled to consent to, vote on, or approve any matter for which the action of the Limited Partner is not expressly required by law or this Agreement or is not requested by the General Partner. In the case of any matter for which the action of the Limited Partner is expressly required by law, or is requested by the General Partner, such action shall be effective against and binding on all Partners and the Partnership if taken with the consent of the General Partner and the consent, vote or approval of the Limited Partner. In addition, any action taken by the General Partner upon approval by, or at the direction of, the Limited Partner pursuant to this Agreement will be binding without the consent of the General Partner.

3.4  Competitive Activities. The General Partner shall not be required to manage the Partnership as its sole and exclusive function and may have other business interests and may engage in other activities in addition to those relating to the Partnership. Such other business interests and activities may be of any nature or description, and may be engaged in independently or with others. Neither the Partnership nor any Partner shall have any right, by virtue of this Agreement or the partnership relationship created hereby, in or to such other ventures or activities of the General Partner or any Affiliates of the General Partner, or to the income or proceeds derived therefrom, and the pursuit of such ventures, even if competitive with the business of the Partnership, shall not be deemed wrongful or improper. The General Partner shall have the right to take for its own account or to recommend to others, including Affiliates of any Partner, any investment opportunity including investment opportunities that may be competitive with or involve the same line of business as that conducted or proposed to be conducted from time to time by the Partnership, and shall have no obligation whatsoever to present or otherwise make available any such investment opportunities to the Partnership.

3.5  Transactions with Affiliates. Nothing in this Agreement shall preclude transactions between the Partnership and any Affiliate of the General Partner so long as any such transaction is on arm’s length terms as determined in good faith by the General Partner acting in and for its own account; provided, that nothing in this Section 3.5 shall preclude any transactions between the Partnership and SRGL and its subsidiaries.

3.6  Approval by Limited Partner. Notwithstanding anything to the contrary in this Agreement, the following actions may be taken by the General Partner only upon the affirmative approval of the Limited Partner:

(a)  entering into or completing any sale, disposition or other transfer of any of the Shares or other assets of the Partnership;

(b)  winding up, dissolution or liquidation of the Partnership except in the ordinary course of business following the sale, disposition and other liquidation of all or substantially all of the assets of the Partnership, or upon termination or dissolution of the Partnership pursuant to Section 9 hereof;

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(c)  engaging in business other than that described in Section 1.6 hereto;

(d)  entering into or completing any merger, business combination, recapitalization, or reorganization of the Partnership;

(e)  causing the Partnership to engage in any transaction with the General Partner or any Affiliate of the General Partner except as contemplated herein;

(f)  appointing a new General Partner;

(g)  admission of New Limited Partners pursuant to Section 6.1;

(h)  voting the Shares in respect of a change of control, merger, business combination, recapitalization, reorganization or any other similar transactions with respect to SRGL;

(i)  dissolve the Partnership pursuant to Section 9.1(b);

(j)  accepting any Capital Contributions (from other limited partners).

3.7  Fees and Expenses. The General Partner shall be entitled to pay on behalf of the Partnership all costs, fees and expenses of the Partnership (“Partnership Expenses”), including:

(a)  costs and expenses of maintaining (i) qualification to do business of the Partnership wherever such qualification is required, (ii) the specified office at which records which are required to be maintained under the Delaware Act are kept and (iii) the registered agent and registered office in the State of Delaware;

(b)  reasonable fees and expenses of custodians, investment bankers, attorneys and accountants, the registered agent and other similar outside advisors incurred in connection with the administration of the Partnership;

(c)  costs and expenses of holding Shares (other than day-to-day expenses and overhead expenses of the General Partner), including recordkeeping expenses;

(d)  reasonable costs and expenses of reporting to the Limited Partner;

(e)  any taxes, fees or other charges levied against the Partnership or on the Partnership’s income or assets or in connection with the Partnership’s business or operations or investment in the Partnership’s subsidiaries by any Governmental Authority;

(f)  all costs, fees and expenses of any judicial, administrative or arbitral actions, suits, proceedings (public or private) or governmental proceedings or investigations, and the amount of any judgments or settlements paid in connection therewith, indemnification payments permitted pursuant to Section 4.2 and the costs of winding-up and liquidating the Partnership; and

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(g)  the obligations of the Partnership under Article IV below, including any expenses of any insurance policies obtained with respect to such indemnification obligations thereunder.

Any Partnership Expenses shall be payable, in the discretion of the General Partner, as follows: (A) from Capital Contributions pursuant to Section 2.1, (B) from Partnership receipts and income and (C) if necessary, in the opinion of the General Partner, from the sale or liquidation of Partnership assets and investments; provided that the General Partner may not cause to the Partnership to liquidate any Shares without the consent of the Limited Partner. No costs, fees or expenses incurred by any single Partner as a result of its individual participation in the Partnership shall be included in Partnership Expenses for purposes of this Agreement and under no circumstances shall such costs, fees or expenses be payable by the Partnership.

3.8  Management and Incentive Fees.

(a) The Partnership shall pay Babson pursuant to the Management Agreement, quarterly in arrears, a management fee (the “Management Fee”) equal to 0.72% of the Limited Partner’s Capital Contributions used to purchase the Shares. The amount on which the Management Fee is calculated shall be proportionately reduced for each disposal of Shares by the Partnership.

(b) To the extent that the Limited Partner has at any time received (x) cumulative distributions pursuant to Section 5.1(a) in an amount equal to the Limited Partner’s total Capital Contributions plus (y) cumulative distributions pursuant to Article V sufficient to provide the Limited Partner with an internal rate of return equal to 12% per annum on the total Capital Contributions of the Limited Partner (computed from the dates the Capital Contributions were received by the Partnership until the dates on which distributions were made by the Partnership) (the “Preferred Return”), the Partnership shall then pay to Babson an incentive fee (the “Incentive Fee”) as set forth in the Management Agreement.

3.9  Fees Payable to Affiliates of the General Partner. Notwithstanding any other provision of this Agreement, the Affiliates of the General Partner shall be entitled to receive and retain transaction fees and management, consulting or directors fees from SRGL.

ARTICLE IV.
Exculpation and Indemnity

4.1  Exculpation. Neither the General Partner nor any Affiliate of the General Partner, nor any officer, director, employee, agent, member, shareholder, or partner of the General Partner or any of its Affiliates, shall be liable, responsible, or accountable in damages or otherwise to the Partnership or any Limited Partner by reason of, or arising from, the operations, business, or affairs of, or any action taken or failure to act on behalf of, the Partnership or the General Partner, except to the extent that any of the foregoing is determined, by a final, nonappealable order of a court of competent jurisdiction, to have been primarily caused by the gross negligence, willful misconduct or fraud of the Person claiming exculpation or a willful breach by such Person of this Agreement. The General Partner and its Affiliates may consult with legal counsel, accountants, appraisers, engineers and other skilled persons selected or approved by them with reasonable care and shall be fully protected, and shall incur no liability to the Partnership or any Limited Partner, to the extent that the General Partner or its Affiliates acted or refrained from acting in good faith in reasonable reliance upon the opinion or advice of such legal counsel, accountants, appraisers, engineers or other skilled persons.

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4.2  Indemnity. The Partnership shall, to the fullest extent permitted by applicable law, indemnify and hold harmless the General Partner, each Affiliate of the General Partner, and each officer, director, member, shareholder, partner, employee, or agent of the General Partner or any of its Affiliates, against any claim, loss, damage, liability, or expense (including reasonable attorneys’ fees, court costs, and costs of investigation and appeal) suffered or incurred by any such indemnitee, or by reason of being made party to any action, suit, or proceeding or with which such indemnitee may be threatened, arising from, the operations, business, or affairs of, or any action taken or failure to act on behalf of, the Partnership or the General Partner, except to the extent any of the foregoing is determined by final, nonappealable order of a court of competent jurisdiction to have been primarily caused by the gross negligence, willful misconduct or fraud of the Person claiming indemnification or a willful breach by such Person of this Agreement. Unless a determination has been made (by final, nonappealable order of a court of competent jurisdiction or arbitral panel) that indemnification is not required, the Partnership shall, upon the request of any indemnitee entitled to indemnification in accordance with the preceding sentence, advance or promptly reimburse such indemnitee’s reasonable costs of investigation, litigation, or appeal, including reasonable attorneys’ fees; provided, however, that the affected indemnitee shall, as a condition of such indemnitee’s right to receive such advances and reimbursements, undertake in writing to repay promptly the Partnership for all such advancements or reimbursements if a court of competent jurisdiction determines that such indemnitee is not then entitled to indemnification under this Section 4.2.

4.3 Conflict with the Transaction Documents. To the extent that the provisions of Section 4.2 or 4.3 conflict with the provisions of any other Transaction Document, such other Transaction Document shall govern.

ARTICLE V.
Distributions, Allocations and Capital Account

5.1  Distributions. All Distributable Cash (as defined below) shall be distributed to the Partners promptly following receipt after provision for the payment of the Incentive Fee, subject to any limitations imposed on such distribution by law or contract. “Distributable Cash” means cash received by the Partnership from the sale or other disposition of, or dividends, interest or other income from or in respect of the Shares or Converted Securities (as defined below), or otherwise received by the Partnership (other than Capital Contributions or other payments made by the Partners pursuant to this Agreement). All distributions of cash or other property shall initially be apportioned among the Partners (including the General Partner) in proportion to each Partner’s Percentage Interest. “Percentage Interest” shall mean a Partner’s interest, expressed as a percentage, in the Partnership, determined by dividing the aggregate Capital Contributions of such Partner to the Partnership used to purchase the Shares by the sum of the aggregate Capital Contributions of all of the Partners to the Partnership used to purchase the Shares. The amount apportioned to the General Partner shall be distributed to the General Partner. The amount apportioned to any Limited Partner shall, subject to the payment of the Incentive Fee as set forth in the Management Agreement, be distributed to such Limited Partner based on its Percentage Interest. Notwithstanding any other provision of this Agreement to the contrary, in connection with a sale of all or a portion of the Shares or securities received by the Partnership in connection with a conversion of the Shares pursuant to Section 5.6 (“Converted Securities”) by the Limited Partner to an unaffiliated third party, upon request by the Limited Partner, the General Partner shall distribute in-kind all or a portion of the Shares or Converted Securities to an account designated by the Limited Partner, subject to provision for the payment of the Incentive Fee, in order to enable the Limited Partner to effectuate such sale of Shares or Converted Securities; provided, however, any such sale by the Limited Partner must close as promptly as practical but in no event later than 30 days from the date of any such in-kind distribution. If Shares or Converted Securities are distributed to the Limited Partner as described above and such contemplated sale does not close within 30 days of such in-kind distribution, such distribution will be cancelled, unless otherwise agreed to by the General Partner, and, if cancelled, the Limited Partner will re-contribute such Shares or Converted Securities to the Partnership. Such Shares or Converted Securities shall remain available for distribution at the request of the Limited Partner pursuant to the procedures set forth in this Section 5.1. In addition, upon the request of the Limited Partner, the General Partner shall liquidate the Shares or Converted Securities and distribute the proceeds, subject to the payment of the Incentive Fee, to the Partners pursuant to this Section 5.1.

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5.2  Tax Allocations. For United States federal income tax purposes, allocations of items of income, gain, loss, deduction, expense, and credit for each fiscal year of the Partnership shall be in accordance with each Partner’s interest in the Partnership, as determined by the General Partner pursuant to Section 704(b) of the Code, and the regulations promulgated thereunder and subject to the requirements of Section 704(c) of the Code and the regulations promulgated thereunder.

5.3  Withholding Taxes.

(a)  Withholding. The General Partner shall be entitled to withhold or cause to be withheld from any Limited Partner’s distributions from the Partnership or any allocable share of Partnership income such amounts, if any, as are required by applicable law. The General Partner shall notify the Limited Partner in advance of withholding any amounts. The Limited Partner shall furnish to the General Partner from time to time all such information as is required by applicable law or otherwise reasonably requested by the General Partner (including certificates in the form prescribed by the Code or the regulations promulgated thereunder) to permit the General Partner to ascertain whether and in what amount withholding is required in respect of the Limited Partner. The General Partner will use reasonable efforts to cooperate with the Limited Partner in its attempt to obtain a deduction or credit for, or refund of, any withholding taxes or other taxes imposed on the Partnership (to the extent of the Limited Partner’s share thereof) or on the Limited Partner with respect to its interest as a Partner in the Partnership.

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(b)  Deemed Distributions. Any amounts withheld or offset by the General Partner in accordance with Section 5.3(a) shall, for purposes of this Agreement, be deemed to have been distributed to the Limited Partner in respect of which they are withheld.

5.4  Capital Account. The General Partner on behalf of the Partnership shall establish and maintain a capital account (“Capital Account”) for each Partner. A Partner’s Capital Account shall be (i) increased by (A) the amount of such Partner’s Capital Contribution, (B) such Partner’s allocations of income and gain and (C) the amount of any Partnership liabilities assumed by such Partner or which are secured by any property distributed to such Partner and (ii) decreased by (A) the amount of money and the fair market value of any property distributed to such Partner by the Partnership, (B) such Partner’s allocations of loss, deduction or expense and (C) the amount of any liabilities of such Partner assumed by the Partnership or which are secured by any property contributed by such Partner to the Partnership. The foregoing provisions and other provisions of the Agreement relating to the maintenance of Capital Accounts are intended to comply with Section 704(b) of the Code and Treasury Regulations Section 1.704-1(b) and shall be interpreted and applied in a manner consistent with such provisions. The General Partner may determine in its sole discretion that it is prudent to modify the manner in which the Partners’ Capital Accounts, or credits or debits thereto, are computed in order to comply with the provisions of Section 704(b) of the Code and Treasury Regulations Section 1.704-1(b) and shall make such modification. Except as otherwise provided in the Treasury Regulations, a transferee of all or a portion of a Partner’s interest in the Partnership shall succeed to the Capital Account of the transferor Partner to the extent allocable to the transferred interest. In determining the amount of any liability for purposes of this Section 5.5, there shall be taken into account Section 752(c) of the Code and any other applicable provisions of the Code and Treasury Regulations.

5.5  Contribution. The Limited Partner covenants for itself and its legal representatives, successors and assigns that in the event the Limited Partner receives any distributions from the Partnership and the Partnership subsequently incurs any indemnification or other payment obligations (that were not a result of the General Partner's gross negligence, willful misconduct or fraud) it will, on demand, including after its withdrawal from, or the termination of, the Partnership, contribute to the Partnership or the General Partner, as applicable, its proportionate share of such obligation, up to the amount of the distributions the Limited Partner has received from the Fund. To the maximum extent permitted by applicable law, the provisions of this Section 5.5 shall survive for a period of three years from the date of the final distribution from the Partnership.

5.6  Conversion of the Shares. Upon the request by the Limited Partner, the General Partner shall exercise the conversion right associated with the Shares.

ARTICLE VI.
Admissions, Transfers, and Withdrawals

6.1  Admission of New Partners. Subject to Section 3.6, new Partners may be admitted to the Partnership with the consent of the General Partner. Substituted Partners shall not be deemed new Partners for purposes of this Section 6.1. The admission of additional Limited Partners hereunder shall not cause the dissolution of the Partnership.

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6.2  Transfer of Partners’ Interests.

(a)  No Transfers Without Consent. No Partner may transfer, assign or encumber all or any portion of such Partner’s interest (including through the grant of participation interests) in the Partnership without the prior written consent of the General Partner (which consent may be given or withheld in its sole and absolute discretion). Notwithstanding the foregoing, (i) the Limited Partner, upon prior notice to the General Partner may assign all or any portion of its interest to any of its Affiliates so long as the transferee shall agree in writing to be bound by the terms hereof and the subscription agreement applicable to the transferor and such transferee shall automatically become a substitute limited partner and (ii) the General Partner, upon prior notice to the Limited Partner may assign all or any portion of its interest to any of its Affiliates so long as the transferee shall agree in writing to be bound by the terms hereof.

(b)  Bankruptcy, etc. of Limited Partner. In the event of the bankruptcy, termination, liquidation, or dissolution of the Limited Partner

(i)  the Partnership shall be dissolved and wound up in accordance with Article 9;

(ii)  the successor in interest of the Limited Partner shall be deemed a transferee of, and shall be subject to all of the obligations with respect to, the Partnership interest of the Limited Partner as of the date of bankruptcy, termination, liquidation, or dissolution, except to the extent the General Partner releases such successor from such obligations; and

(iii)  any legal representative or successor in interest having lawful ownership of the assigned Partnership interest of the Limited Partner shall have the right to receive notices, reports, and distributions, if any, to the same extent as would have been available to the Limited Partner.

6.3  Substituted Partners. Except as specifically provided in Section 6.2(a), a transferee of any limited partnership interest in the Partnership may become a substituted Limited Partner (as the case may be), as to the interest in the Partnership transferred, in place of the transferor only with the prior written consent of the General Partner (which consent shall not be unreasonably withheld by the General Partner). Unless a transferee of any Partnership interest of a Partner becomes a substituted Partner in accordance with the provisions of this Agreement, such transferee shall not be entitled to any of the rights granted to a Partner hereunder other than the right to receive the share of the income, gains, losses, deductions, expenses, credits, distributions, or returns of capital to which its transferor would otherwise be entitled with respect to the Partnership interest so transferred.

6.4  Withdrawal of Partners. Without the prior written approval of the Limited Partner, the General Partner may not resign or withdraw as General Partner of the Partnership or voluntarily terminate its existence as general partner of the Partnership or assign its Partnership interest in the Partnership (except to an Affiliate of the General Partner). The Limited Partner shall have the right to withdraw or resign from the Partnership in connection with the sale of the Shares or Converted Securities to an unaffiliated third party. If the Limited Partner withdraws from the Partnership, the General Partner shall cause the Partnership to distribute the assets of the Partnership to the Limited Partner in connection with such withdrawal for the sale of the Shares or Converted Securities in accordance with Section 5.1 of this Agreement. The General Partner may not be removed, suspended, or (except as provided in Section 9.1) replaced without its consent.

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ARTICLE VII.
General Accounting Provisions, Reports and Register

7.1  Accounting for the Partnership. The Partnership shall use such method of accounting and shall have such taxable year as the General Partner determines consistent with U.S. federal income tax requirements and GAAP.

7.2  Books and Records. The General Partner shall keep or cause to be kept complete and appropriate records and books of account prepared on an accrual basis. Such books and records will be kept by the General Partner for a period of three years following termination of the Partnership. Except as otherwise expressly provided herein, such books and records shall be maintained on the basis used in preparing the Partnership’s U.S. federal income tax returns. The books and records shall be maintained at the principal office of the Partnership, and shall be available for inspection and copying by the Limited Partner at its expense during ordinary business hours following reasonable advance notice to the General Partner for any purpose reasonably related to its interest as a Limited Partner. The General Partner shall provide the Limited Partner with such other information concerning the Partnership and its investments within a reasonable time following a reasonable request for such information from a Limited Partner for any purpose reasonably related to the Limited Partner’s interest in the Partnership.

7.3  Reports to Partners.

(a)  A report showing the financial condition of the Partnership at the end of each fiscal year of the Partnership and the results of its operations for the fiscal year shall be provided to each Partner within 120 days after the end of the fiscal year. The General Partner shall also deliver to the Limited Partner a statement showing the balance in the Limited Partner’s capital account as of the end of such year and a statement of Partnership Expenses for such year.

(b)  The Partnership shall provide to the Limited Partner such other information respecting the Partnership and its investment and other activities as the Limited Partner may reasonably request in writing, to enable the Limited Partner to prepare its state and United States federal income tax returns.

7.4  Tax Matters Partner. The General Partner shall be the tax matters partner of the Partnership and, in such capacity, shall exercise all rights conferred, and perform all duties imposed, upon a tax matters partner under Sections 6221 through 6233 of the Code, and the regulations promulgated thereunder; provided, however, that (i) the General Partner shall promptly inform the Limited Partner of any material U.S. federal income tax matters which would affect the Limited Partner that may come to its attention in its capacity as tax matters partner and (ii) the Limited Partner shall have the right to participate in any audit or proceeding, and no audit or proceeding shall be settled without the consent of the Limited Partner.

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7.5  Income Tax Elections. All elections under the Code and the Treasury Regulations, including those permitted under Section 754 of the Code, and state tax or similar and all decisions and other matters concerning the computation and allocation of items of income, gain, loss, deduction and credits among the Partners, and accounting procedures not specifically and expressly provided for by the terms of this Agreement, shall be determined jointly by the General Partner and the Limited Partner.

ARTICLE VIII.
Amendments and Waivers

8.1  Without Limited Partner Consent. The General Partner may, without the consent or vote of any Limited Partner, amend or waive any provision of this Agreement which (i) merely reflects the transfer of a Partnership interest or the admission or withdrawal of one or more new or substituted Limited or General Partners in accordance with this Agreement, (ii) merely corrects an error or clarifies an ambiguity in this Agreement, (iii) changes Schedule I to reflect the names, addresses, and Capital Contributions of the Partners as from time to time amended in accordance with this Agreement, (iv) enables the Partnership to avoid violating the Delaware Act or any law which (in the absence of such amendment or waiver) would have, or may reasonably be expected to have, a material adverse effect on the Partnership or its operations, business, or affairs.

8.2  With Limited Partner Consent. Except as provided in Section 8.1 or 8.3, this Agreement may be modified or amended, or any provision hereof waived, only with the consent of the General Partner and the consent of the Limited Partner.

8.3  Certain Other Amendments. No amendment to or waiver of any provision of this Agreement shall be effective against a given Partner without the consent or vote of such Partner if such amendment or waiver would (i) cause the Partnership to fail to be treated as an exempted limited partnership under the Delaware Act or cause a Limited Partner to become liable as a general partner of the Partnership, (ii) change Article II to increase a Partner’s obligations to contribute to the capital of the Partnership, (iii) change the distribution and allocation provisions in Article V or (iv) change the percentage of Partners necessary for any consent or vote required to take any action specified in Section 8.2 or this Section 8.3.

ARTICLE IX.
Dissolution and Termination

9.1  Dissolution. The Partnership shall continue until the earlier of (i) an event of withdrawal (as defined in the Act) of the General Partner; provided that the Partnership shall not be dissolved nor required to be wound up in connection with any such event if (A) at the time of the occurrence of such event there is at least one remaining general partner of the Partnership who is hereby authorized to and does carry on the business of the Partnership, or (B) within 30 days after the occurrence of such event, the Limited Partner decides to continue the business of the Partnership in which case the Limited Partners shall appoint, effective as of the date of such event, one or more additional general partners of the Partnership; (ii) subject to Section 3.6, such time as the General Partner determines in writing to dissolve the Partnership; (iii) the entry of a decree of judicial dissolution under Section 17-802 of the Act; or (iv) at any time there are no Limited Partners, unless the Partnership is continued without dissolution pursuant to the Act. In connection with the sale of the Shares or Converted Securities to an unaffiliated third party, upon written request from the Limited Partner, the General Partner shall cause the dissolution of the Partnership and cause the Partnership to distribute the assets of the Partnership to the Limited Partner for the sale of the Shares or Converted Securities in accordance with Section 5.1 of this Agreement.

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9.2  Winding Up. Upon the dissolution of the Partnership in accordance with Section 9.1, the affairs of the Partnership shall be wound up and its assets shall be liquidated and distributed in accordance with this Agreement. The General Partner or, if there is no General Partner, a liquidating trustee appointed by the Limited Partner, shall proceed with the dissolution sale as promptly as practicable; provided that, to the extent permitted by law, the General Partner or such liquidating trustee can continue such dissolution sale as long as it believes is reasonably necessary to obtain fair value for the Shares and other assets of the Partnership. The General Partner or such liquidator shall use its best efforts to sell all assets of the Partnership for cash, provided that assets that the General Partner or the liquidator believes could be sold in the dissolution sale only at an undue loss to the Partners or with great impracticality may, subject to the priorities set forth in Section 9.3(a) below, be distributed to the Partners in kind as set forth in Section 9.3(a). Any securities distributed in connection with the winding up and liquidation of the Partnership shall be distributed in compliance with applicable law.

9.3  Final Distribution and Allocation.

(a)  In the final fiscal year of the Partnership or, if sooner, beginning upon the dissolution of the Partnership in accordance with Section 9.1, all of the assets of the Partnership, or the proceeds therefrom, shall be distributed or used as follows and in the following order of priority:

(i)  for the payment, or the reasonable provision for the payment, of the debts and liabilities of the Partnership, including, to the extent permitted by law, amounts owed to the General Partner and their respective Affiliates and any other Partners in their respective capacities as creditors of the Partnership, and the expenses of liquidation including conditional, contingent or unmatured debts and obligations of the Partnership; and

(ii)  to the Partners, in accordance with Article V.

(b)  When the General Partner or the liquidating trustee has complied with the foregoing liquidation plan and has determined in its reasonable discretion it is appropriate to terminate the Partnership, the General Partner or, in the case where a liquidating trustee is winding up the business, liquidating trustee shall execute, acknowledge and cause to be filed an instrument evidencing the cancellation of the Certificate of Limited Partnership of the Partnership in accordance with the Delaware Act.

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9.4  No Negative Capital Account Obligation. Notwithstanding any other provision of this Agreement, in no event shall any Partner who has a negative capital account upon final distribution of all cash and other property of the Partnership be required to restore such negative account to zero.

ARTICLE X.
Miscellaneous

10.1  Use of Name. The Partnership agrees that it will not, without the prior written consent of the Limited Partner, (i) use in advertising or publicity the name of the Limited Partner or any of its Affiliates, nor any trade name, trademark, trade device, service mark, symbol or any abbreviation, contraction or simulation thereof owned by the Limited Partner or any of its Affiliates, or (ii) represent, directly or indirectly, that any product or any service provided by the Partnership has been approved or endorsed by the Limited Partner or any of its Affiliates.

10.2  Waiver of Partition. Each Partner hereby irrevocably waives any and all rights that he or it may have to maintain an action for partition of any of the Partnership’s property.

10.3  Entire Agreement. This Agreement, the subscription agreement with the Limited Partner and the Transaction Documents constitute the entire agreement among the Partners with respect to the subject matter hereof and thereof and supersede any prior agreement or understanding among them with respect to such subject matters. All duties and liabilities of the General Partner and its Affiliates are restricted to those expressly stated in this Agreement and the subscription agreements or as provided pursuant to the Delaware Act.

10.4  Severability. If any provision of this Agreement, or the application of such provision to any Person or circumstance, shall be held invalid under the applicable law of any jurisdiction, the remainder of this Agreement or the application of such provision to other Persons or circumstances or in other jurisdictions shall not be affected thereby. Also, if any provision of this Agreement is invalid or unenforceable under any applicable law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such law. Any provision hereof that may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision hereof.

10.5  Notices. All notices, requests, demands, and other communications hereunder shall be in writing and shall be deemed to have been duly given if sent by e-mail, facsimile or mail (first class registered mail or certified mail, postage prepaid), in each case at the addresses or telex or facsimile numbers or email addresses set forth on Schedule I hereto, and if to the Partnership, at the address of its principal place of business referred to in Section 1.3 of this Agreement, or to such other address as the Partnership or any Partner shall have last designated by written notice to the Partnership and all other parties hereto in accordance with this Section 10.5. Notices sent by hand delivery shall be defined to have been given when received; notices mailed in accordance with the foregoing shall be deemed to have been given three (3) days following the date so mailed; notices sent by telecopy shall be deemed to have been given when electronically confirmed; and notices sent by overnight courier shall be deemed to have been given on the next business day following the date so sent.

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10.6  Power of Attorney.

(a) Grant of Power of Attorney. The Limited Partner hereby irrevocably constitutes and appoints the General Partner as its true and lawful attorney and agent, in its name, place and stead to make, execute, acknowledge and, if necessary, to file and record:

(i) any certificates or other instruments or amendments thereof which the Partnership may be required to file under the Delaware Act or pursuant to the requirements of any Governmental Authority having jurisdiction over the Partnership, including (x) this Agreement and (y) any amended Agreement; and

(ii) Any certificates or other instruments (including counterparts of this Agreement with such changes as may be required by the law of other jurisdictions) and all amendments thereto which the General Partner deems appropriate or necessary to qualify, or continue the qualification of, the Partnership as a limited partnership (or a partnership in which the Limited Partners have limited liability) and to preserve the limited liability status of the Partnership in the jurisdictions in which the Partnership may acquire investments.

(b) Irrevocable and Coupled with an Interest; Copies to Be Transmitted. The powers of attorney granted under Section 10.6(a) shall be deemed irrevocable and to be coupled with an interest.

10.7  Governing Laws. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware applicable to agreements made and to be performed entirely within the State of Delaware, without regard to the conflicts of law principles thereof.

10.8  Waiver of Jury Trial; Jurisdiction. All disputes, controversies and claims arising out of or related to this Agreement shall be brought before, and each party specifically consents to the exclusive jurisdiction of, the federal courts of the United States sitting in the Southern District of New York and the courts of the State of New York sitting in the County of New York (and any court to which an appeal therefrom may be taken). Each party agrees that under no circumstance shall any dispute, controversy or claim arising out of or related to this Agreement be settled by arbitration. Each party hereto expressly waives any defense based upon venue or forum non conveniens. EACH PARTY HERETO IRREVOCABLY WAIVES ITS RIGHT TO A TRIAL BY JURY.

10.9  Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Partners and their respective heirs, legal representatives, successors and permitted assigns. Except as specifically provided in Sections 6.2(a) and 6.3 above, no Limited Partner may assign or delegate any of its rights or obligations under this Agreement without the prior written consent of the General Partner, which consent may be withheld in the sole discretion of the General Partner.

10.10  Counterparts. This Agreement may be executed in one or more counterparts, all of which shall constitute one and the same instrument. A facsimile signature shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile signature.

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10.11  Headings. The section and article headings in this Agreement are for convenience of reference only and shall not be deemed to alter or affect the meaning or interpretation of any provision hereof.

10.12  Other Terms. All references to “Articles,” “Sections,” and “Schedules” contained in this Agreement are, unless specifically indicated otherwise, references to articles, sections, schedules, and other provisions of this Agreement. Whenever in this Agreement the singular number is used, the same shall include the plural where appropriate (and vice versa), and words of any gender shall include each other gender where appropriate. As used in this Agreement, the following words or phrases shall have the meanings indicated: (i)“or” shall mean “and/or”; (ii)“day” shall mean a calendar day; (iii)“include” or its derivatives shall mean “including without limitation”; (iv)“law” or “laws” shall mean statutes, regulations, rules, judicial orders, and other legal pronouncements having the effect of law; (v)“Person” shall mean any individual, corporation, partnership, limited liability company, trust, government, or other entity; (vi) “Governmental Authority” shall mean any national government, any state or other political subdivision thereof, or any entity exercising executive, legislative, judicial, regulatory or administrative functions of government and (vii) “Affiliate” shall mean, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person. For purposes of the definition of “Affiliate,” the term “control” (including, with correlative meanings, the terms “controlling”, “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise. Whenever any provision of this Agreement requires or permits the General Partner to take or omit to take any action, or make or omit to make any decision, unless the context clearly requires otherwise, such provision shall be interpreted to authorize an action taken or omitted, or a decision made or omitted, by the General Partner acting alone and in good faith.

10.13  General Partner Representations. As of the date hereof, the General Partner hereby represents and warrants to the Limited Partner that:

(a)  No Undisclosed Liabilities. The Partnership does not have any indebtedness or liabilities.

(b)  Absence of Certain Developments. Since the formation of the Partnership, the Partnership has not engaged in or conducted any business other than making investments in the Shares.

(c)  Property and Assets. Except for cash and the Shares, which the Partnership holds free and clear of any liens, the Partnership has no assets, and except for cash and Shares, the Partnership has never had any assets.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

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IN WITNESS WHEREOF, the undersigned Partners and the Original Limited Partner have executed this instrument as a Deed effective as of the date first written above.

GENERAL PARTNER:

BENTON STREET ADVISORS, INC.

By: Babson Capital Management LLC,
its sole owner/member

By: _________________________
Name:
Title: Authorized Person

ORIGINAL LIMITED PARTNER:
(Solely to reflect its withdrawal as a limited partner pursuant to Section 1.1)

MASSMUTUAL CAPITAL PARTNERS LLC

By: _________________________
Title:

[SIGNATURE PAGE TO LIMITED PARTNERSHIP AGREEMENT]

LIMITED PARTNERS:

SRGL ACQUISITION, LDC

By: SRGL Dir Co., Ltd., its Director

By: ___________________________
Name: Stephen Feinberg
Title: Director

[SIGNATURE PAGE TO LIMITED PARTNERSHIP AGREEMENT]

Schedule I

Limited Partners

Partner	Initial Capital Contributions	Shares	Initial Percentage Interest
GENERAL PARTNER:
Benton Street Advisors, Inc. PO Box 309GT Ugland House, South Church Street Grand Cayman, Cayman Islands	$800,200	1,333 and 2/3	0.99%

LIMITED PARTNERS:
SRGL Acquisitions, LDC [Address]	$80,000,000	133,333 and 1/3	99.01%

Total	$80,800,200	133,333 and 1/3	100.00%

i

Exhibit 8
Execution Copy

AMENDED AND RESTATED

INVESTORS AGREEMENT

INVESTORS AGREEMENT (as amended and restated, the “Amended and Restated Investors Agreement”) dated as of June 5, 2007, by and among MassMutual Capital Partners LLC, a Delaware limited liability company (“MM”), Benton Street Partners I, L.P., a Cayman Island limited partnership (“Fund I”), Benton Street Partners II, L.P., a Delaware limited partnership (“Fund II”), and Benton Street Partners III, L.P. (“Fund III”, and together with Fund I and Fund II, the “Funds”, as successors in interest to MM) and SRGL Acquisition, LDC, a Cayman Island limited duration company (“Cerberus”).

RECITALS:

WHEREAS, on November 26, 2006, the Company, MM and SRGL Acquisition, LLC (“SRGL LLC”) entered into a Securities Purchase Agreement (the “Purchase Agreement”), pursuant to which the Company agreed to sell shares of convertible cumulative participating preferred shares of the Company, par value $.01 per share and liquidation preference of $600 per share (the “Convertible Shares”);

WHEREAS, on November 26, 2006, MMCP and SRGL LLC, Massachusetts Mutual Life Insurance Company and Cerberus Capital Management, L.P. entered into an Interim Investors Agreement (“Interim Investors Agreement”) pursuant to which such parties agreed to enter into this Agreement;

WHEREAS, on January 4, 2007, SRGL LLC assigned its rights and obligations under the Purchase Agreement and Interim Investors Agreement to Cerberus;

WHEREAS, on May 7, 2007, MM and Cerberus entered into an Investors Agreement that, among other things, contemplated MM’s intent within thirty days of the date thereof, to Transfer the Convertible Shares being purchased by it under the Purchase Agreement to the Funds, such Funds being certain Affiliated Investment Funds of MM;

WHEREAS, MM desires to Transfer a portion of its Convertible Shares to each of the Funds and, such Funds having executed and delivered an Instrument of Accession in accordance with Section 2.02 hereof, such Funds have become Stockholders under this Agreement and Investors under the Registration Rights and Shareholders Agreement; and

WHEREAS, the parties desire to enter into this Amended and Restated Investors Agreement for the purpose of amending and restating the Investors Agreement.

NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements herein contained, the parties hereto hereby agree as follows:

ARTICLE I.

INTRODUCTORY MATTERS

Section 1.01.  Defined Terms. In addition to the terms defined elsewhere herein, the following terms have the following meanings when used herein with initial capital letters:

“Adjusted Cerberus Designee Number” means the number of Board designees that is equal to the Cerberus Adjusted Voting Power Ratio multiplied by the total number of directors the Investors (as such term is defined in the Registration Rights and Shareholders Agreement) are entitled to designate pursuant to the Registration Rights and Shareholders Agreement rounded to the nearest whole number.

“Adjusted MM Designee Number” means the number of Board designees that is equal to the MM Adjusted Voting Power Ratio multiplied by the total number of directors the Investors (as such term is defined in the Registration Rights and Shareholders Agreement) are entitled to designate pursuant to the Registration Rights and Shareholders Agreement rounded to the nearest whole number. It is understood that the Adjusted MM Designee Number shall be allocated between Fund I and Fund II only; Fund III shall not be entitled to appoint any Board designees.

“Adverse Claim” has the meaning set forth in Section 8-102 of the applicable Uniform Commercial Code.

“Affiliate” means, with respect to any specified Person, a Person that directly, or indirectly through one or more intermediaries, Controls, is Controlled by or is under common Control with, the specified Person.

“Affiliated Investment Fund” means an investment limited partnership or other similar investment entity that is managed and controlled by an Affiliate of MM or Cerberus. It is understood that each of the Funds is an Affiliated Investment Fund.

“Agreement” means this Agreement, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof.

“Board” means the Board of Directors of the Company.

“Business Day” means a day other than a day on which commercial banks in New York, New York are authorized or required by law to close.

“Cerberus Adjusted Voting Power Ratio” means the quotient expressed as a percentage obtained by dividing (i) the Convertible Shares Voting Power held by the Cerberus Stockholders, as the same may be adjusted in accordance with the definition of Convertible Shares Voting Power, by (ii) the aggregate Convertible Shares Voting Power held by the MM Stockholders and the Cerberus Stockholders.

“Cerberus Stockholder” means Cerberus and any of its Permitted Transferees.

“Certificate of Designations” means the Certificate of Designations of 1,000,000 Shares of 7.25% Convertible Cumulative Participating Preferred Shares of Scottish Re Group Limited, dated as of May 7, 2007, as may be amended from time to time.

“Commission” means the Securities and Exchange Commission, or any other federal agency at the time administering the Securities Act.

“Company” means Scottish Re Group Limited, an exempted company limited by shares organized and existing under the laws of the Cayman Islands.

“Company Capital Stock” means all Convertible Shares and Ordinary Shares.

“Company Charter” means the Articles of Association of the Company, as amended from time to time.

“Company Equity Securities” means all shares of Company Capital Stock now or hereafter issued and all Options or Convertible Securities now or hereafter issued.

“Company Stock Plans” means all stock option plans, restricted stock purchase plans and other stock-based plans and agreements approved by the Board.

“Control” (including the terms “Controlling”, “Controlled by” and “under common Control with”) means the possession, direct or indirect, of the power to direct or participate in the direction of the management and policies of a Person, whether through ownership of voting securities, as a director, general partner or managing member, by contract or otherwise.

“Conversion Shares” means the shares of Ordinary Shares issued or issuable upon conversion of the outstanding shares of Convertible Shares.

“Convertible Securities” means any securities directly or indirectly convertible into or exercisable or exchangeable for Ordinary Shares.

“Convertible Shares Voting Power” means the number of votes to which the holders of the outstanding shares of Convertible Shares, including for such purposes, any Conversion Shares issued upon conversion of outstanding shares of Convertible Shares, are entitled pursuant to the Company Charter. It is understood that any Shares held by a MM Affiliated Investment Fund in which Cerberus or a Designated Affiliate thereof is an investor shall be included in the calculation of the Convertible Shares Voting Power held by MM (and not of Cerberus). Notwithstanding the previous sentence, the following qualifications shall apply in calculating the Convertible Shares Voting Power: (1) If any MM Stockholders Transfer Shares (other than to Designated Affiliates) that would cause the MM Adjusted Voting Power Ratio to be less than 33-1/3% (excluding the Shares held by a MM Affiliated Investment Fund in which Cerberus or a Designated Affiliate thereof is an investor) then the Shares held by a MM Affiliated Investment Fund in which Cerberus or a Designated Affiliate thereof is an investor shall be thereafter excluded from the calculation of the Convertible Shares Voting Power of MM (and included in the calculation of the Convertible Shares Voting Power of Cerberus) for so long as the MM Adjusted Voting Power Ratio remains less than 33-1/3%. (2) If any MM Stockholders acquire additional Shares that would cause the MM Adjusted Voting Power Ratio to be greater than 66-2/3% (only after adding the Shares held by a MM Affiliated Investment Fund in which Cerberus or a Designated Affiliate thereof is an investor), then the Shares held by such MM Affiliated Investment Fund in which Cerberus or a Designated Affiliate thereof is an investor shall thereafter be (x) excluded from the Convertible Shares Voting Power of MM for so long as such Shares cause the MM Adjusted Voting Power Ratio to exceed 66-2/3% and (y) included in the calculation of the Convertible Shares Voting Power of Cerberus to the extent such Shares do not cause the Cerberus Adjusted Voting Power Ratio to exceed 66-2/3%. (3) If any Shares are Transferred from an MM Affiliated Investment Fund in which Cerberus or a Designated Affiliate thereof is an investor in connection with an exit by Cerberus from such MM Affiliated Investment Fund, such Transfer will not be deemed to reduce the Convertible Shares Voting Power of MM for purposes of calculating the MM Adjusted Voting Power Ratio, unless any MM Stockholders shall have previously Transferred Shares (other than to Designated Affiliates) that would cause the MM Adjusted Voting Power Ratio to be less than 33-1/3% (excluding the Shares held by a MM Affiliated Investment Fund in which Cerberus or a Designated Affiliate thereof is an investor).

“Designated Affiliate” means (i) any Affiliate of MM or Cerberus, as applicable (other than any portfolio company of any Affiliated Investment Fund), (ii) any Affiliated Investment Fund of MM or Cerberus and (iii) any partners, members or shareholders of an Affiliated Investment Fund of MM or Cerberus or other Persons that have written contractual rights to make co-investments with respect to investments made by such Affiliated Investment Fund, provided that any of such partners, members, shareholders or Persons shall not retain any voting or dispositive control or power over any Shares transferred to such entity by MM or Cerberus, as applicable.

“Exchange Act” means the Securities Exchange Act of 1934, or any successor federal statute, and the rules and regulations of the Commission thereunder, as the same may be amended from time to time.

“Fair Market Value” of the Shares shall mean, on any day, with respect to Shares which are (a) listed on a United States securities exchange, the average of the last sales price of such stock for the twenty Business Day period prior to such day on the largest United States securities exchange on which such stock shall have traded on such day, or if such day is not a day on which a United States securities exchange is open for trading, on the immediately preceding day on which such securities exchange was open, (b) not listed on a United States securities exchange but is included in The NASDAQ Stock Market System (including the NASDAQ National Market), the last sales price on such system of such stock on such day, or if such day is not a trading day, on the immediately preceding trading day, or (c) neither listed on a United States securities exchange nor included in The NASDAQ Stock Market System, the fair value thereof (as of a date which is not more than 20 days prior to the date as of which the determination is to be made) determined in good faith by the Transferring Stockholder and the Other Stockholders exercising their rights pursuant to Section 2.03, which determination shall be conclusive and binding on the parties. Fair Market Value, as determined pursuant to clause (c), shall be based upon all considerations that such parties determine to be relevant, including the results of operations of the Company and any previous internal or third-party appraisals of the fair market value of the Shares.

“Fully Diluted Basis” means the number of shares of Ordinary Shares outstanding or held by one or more Persons, including for such purposes any Conversion Shares.

“Independent Director” means members of the Board that are not Affiliates of the Stockholders or the Company.

“Instrument of Accession” means a writing substantially in the form of Exhibit A hereto and whereby a transferee of Company Equity Securities made in accordance with Sections 2.02 (i), (ii) or (iii) becomes a party to, and agrees to be bound (to the same extent as its transferor) by, the terms of this Agreement as a “Stockholder” hereunder.

“Investors” shall have the meaning defined in the Registration Rights and Shareholders Agreement. Each of the Funds shall be an Investor.

“Involuntary Transfer” shall mean any Transfer, proceeding or action by or in which a Stockholder shall be deprived or divested of any right, title or interest in or to any of the Shares otherwise than by a voluntary decision on the part of such Stockholder, including any seizure under levy of attachment or execution, any transfer in connection with bankruptcy (whether pursuant to the filing of a voluntary or an involuntary petition under the United States Bankruptcy Code of 1978, or any modifications or revisions thereto) or other court proceeding to a debtor in possession, trustee in bankruptcy or receiver or other officer or agency, any transfer to a state or to a public officer or agency pursuant to any statute pertaining to escheat or abandoned property and any Transfer pursuant to a divorce or separation agreement or a final decree of a court in a divorce action from which there is no further right of appeal; provided, however, that the term “Involuntary Transfer” shall not include any Transfer upon the death of a Stockholder who is a natural person to his or her executors, testamentary trustees, legatees, beneficiaries or legal representatives, or upon the incapacity of a Stockholder who is a natural person, to his or her conservators or guardians.

“LP Distribution” means a distribution of unrestricted freely tradeable Shares by MM or Cerberus to its partners, members, managers or shareholders in accordance with Cerberus’s or MM’s governing documents, as applicable.

“MM Adjusted Voting Power Ratio” means the quotient expressed as a percentage obtained by dividing (i) the Convertible Shares Voting Power held by the MM Stockholders, as the same may be adjusted in accordance with the definition of Convertible Shares Voting Power, by (ii) the aggregate Convertible Shares Voting Power held by the MM Stockholders and the Cerberus Stockholders.

“MM Stockholders” means MM and any of its Permitted Transferees including without limitation the Funds.

“Offer Price” shall mean, with respect to a proposed Transfer of Shares pursuant to Section 2.03, the proposed purchase price per Share to be paid by a prospective transferee; provided, however, that in the case of an Involuntary Transfer the Offer Price of the Shares to be Transferred shall be the Fair Market Value of such Shares as of the date such Involuntary Transfer is effective. Notwithstanding anything herein to the contrary, with respect to any Transfer of Shares that is proposed to be pursuant to an Unregistered Public Offering, the Offer Price shall be the Fair Market Value of such Shares at the time of such Unregistered Public Offering.

“Options” means any rights, warrants or options to subscribe for or purchase Ordinary Shares or Convertible Securities.

“Ordinary Shares” means the ordinary shares of the Company, par value $.01 per share.

“Permitted Transferee” means any Person to whom Shares are Transferred in accordance with Sections 2.02 (i), (ii) or (iii).

“Person” means any natural person, corporation, limited liability company, partnership, trust, joint stock company, business trust, unincorporated association, joint venture, governmental authority or other legal entity of any nature whatsoever.

“Proportionate Percentage” means, with respect to any specified Stockholder or Stockholders as of any date, the result (expressed as a percentage) obtained by dividing (i) the number of Shares owned by such Stockholder or Stockholders as of such date on a Fully Diluted Basis, which solely with respect to Cerberus shall include any Shares held by a MM Affiliated Investment Fund in which Cerberus or a Designated Affiliate thereof is an investor, by (ii) the total number of Shares held by all Stockholders outstanding as of such date on a Fully Diluted Basis.

“Public Offering” means the sale of shares of Shares to the public pursuant to an effective registration statement (other than a registration statement on Form S-4, Form S-8 or any similar or successor form) filed under the Securities Act.

“Registration Rights and Shareholders Agreement” means the Registration Rights and Shareholders Agreement, dated as of May 7, 2007, among the Company, MM, Cerberus and the other stockholders party thereto.

“Related Group” means, with respect to any Rule 144 measurement period, all holders of Shares whose sales of Shares are required to be aggregated with sales by other holders of Shares for purposes of clauses (e)(1) or (2) of Rule 144.

“Rule 144” shall mean Rule 144 under the Securities Act (or any successor Rule).

“Securities Act” means the Securities Act of 1933, or any successor federal statute, and the rules and regulations of the Commission thereunder, as the same may be amended from time to time.

“Shares” means all Convertible Shares, all Conversion Shares and any other securities issued in respect of the Convertible Shares or the Ordinary Shares issued upon conversion of the Convertible Shares, upon any stock split, stock dividend, recapitalization, merger, consolidation or similar event involving the Company.

“Stockholders” means MM, Cerberus, the Funds, and any Permitted Transferees that enter into an Instrument of Accession.

“Transfer” means a transfer, sale, assignment, distribution, pledge, hypothecation or other disposition (including by operation of law), whether directly or indirectly pursuant to the creation of a derivative security, the grant of an option or other right or the imposition of a restriction on disposition or voting.

“Unregistered Public Transfer” means any Transfer of Shares pursuant to (i) the provisions of Rule 144, (ii) a block trade to a financial institution or (iii) an LP Distribution.

Section 1.02.  Construction. (a) The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement. Unless the context otherwise requires: (i) “or” is disjunctive but not exclusive, (ii) words in the singular include the plural, and in the plural include the singular, (iii) the words “hereof”, “herein”, and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement, (iv) the headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement, (v) the words “Article” and “Section” are references to the articles and sections of this Agreement unless otherwise specified and (vi) whenever the words “include”, “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation”.

(b)  References herein to any Stockholder, to the extent such Stockholder shall have validly transferred any of its Shares to one or more Permitted Transferees, shall mean such Stockholder and such Permitted Transferees, taken together, and any right or action that may be taken at the election of such Stockholder may be taken at the election of such Stockholder or such Permitted Transferees to the extent such Stockholder has agreed in writing to transfer such rights to any such Permitted Transferee and to the extent such Permitted Transferee has executed and delivered the Instrument of Accession.

ARTICLE II.

TRANSFERS

Section 2.01.  Transfers. No Stockholder may Transfer any Shares other than Transfers made in accordance with this Article II and Article III. Any attempted Transfer of Shares in violation of the provisions of this Agreement shall be null and void ab initio and of no effect. Each Stockholder hereby acknowledges and agrees that the Company shall not be required to (i) Transfer on its books any Shares in connection with any Transfer in violation of any of the provisions set forth in this Agreement, or (ii) treat as owner of such Shares or to accord the right to vote as such owner or to pay dividends to any transferee of such Shares in such Transfer.

Section 2.02.  Transfers to Permitted Transferees. Any Stockholder may, at any time, Transfer any or all of the Shares held by such Stockholder as follows: (i) to any one or more Designated Affiliates of such Stockholder, (ii) Transfers by the MM Stockholders made with the written consent of Cerberus, (iii) Transfers by the Cerberus Stockholders made with the written consent of MM, (iv) Transfers made in a Public Offering in accordance with and pursuant to the Registration Rights and Shareholders Agreement and (v) Transfers made after giving effect to the provisions of Section 2.03, 2.04 and Article III; provided, that in the case of Transfers made pursuant to Section 2.02 (i), (ii) and (iii) hereof, the Person to whom such Shares are Transferred must duly execute and deliver an Instrument of Accession in the form of Exhibit A hereto (such Transfer to be effective only upon the delivery of such Instrument of Accession to the other Stockholders). Notwithstanding the foregoing, neither the Company nor any of its subsidiaries shall be considered to be Permitted Transferees.

Section 2.03.  Right of First Refusal.

(a)  No Stockholder (a “Transferring Stockholder”) may Transfer Shares (other than Transfers to Permitted Transferees as described in Section 2.02 to any Person without first providing the other Stockholders a written notice (the “ROFR Offer Notice”), which in the case of a proposed Transfer by a MM Stockholder shall be delivered to the Cerberus Stockholders, and in the case of a proposed Transfer by a Cerberus Stockholder, shall be delivered to the MM Stockholders, at least 20 days prior to such proposed Transfer, provided, however for purposes of this Section 2.03, in connection with a proposed Transfer at the direction of Cerberus by Fund III, Fund III shall provide the ROFR Offer Notice related to such Transfer to MM. The ROFR Offer Notice shall include, to the extent applicable, taking into account whether such Transfer is proposed to be consummated in a private or public offering:

(i)  the principal terms of the proposed Transfer, including (u) the names and addresses of the prospective Transferees, (v) a copy of the written bona fide offer, (w) the number and class of the Shares to be Transferred to each such prospective Transferee (the “Offered Shares”), (x) the expected date of the proposed Transfer, (y) the proposed Offer Price and (z) any other material terms of the proposed Transfer; and

(ii)  an irrevocable offer (an “ROFR Option”) to sell any or all such Shares to the MM Stockholders or the Cerberus Stockholders, as the case may be (as applicable, the “Other Stockholders”), for a purchase price, to be stated therein, which shall be no greater than the proposed Offer Price offered by the prospective Transferees, as specified in the ROFR Offer Notice for such Shares, and otherwise on terms that are the same or better than the terms that would apply to such proposed sale to the proposed Transferees.

(b)  Each Stockholder who exercises its ROFR Option will have the right to purchase all or any portion of its pro-rata portion of the total number of Shares subject to the ROFR. Any ROFR Option may be exercised, in whole or in part, by delivery of written notice of acceptance (the “ROFR Acceptance Notice”) to the offeror within 15 days after delivery of the related ROFR Offer Notice. The ROFR Acceptance Notice shall state that the offeree Stockholder has elected to exercise the ROFR Option, and the number of Shares with respect to which such ROFR Option is being exercised. The closing of any purchase and sale of Shares pursuant to the exercise of any ROFR Option shall take place as soon as reasonably practicable, and in any event not later than 15 days after delivery of the ROFR Acceptance Notice (provided, that such time shall be extended as necessary to comply with applicable legal requirements) at such time and location as the parties to such purchase may mutually determine. If any Other Stockholder does not elect to purchase its pro rata portion of the Offered Shares, the Transferring Stockholder shall give prompt written notice to each Other Stockholder who has elected to purchase its pro rata portion of the Offered Shares of the number of Shares remaining, and each such Other Stockholder shall have the right to purchase its pro rata portion of the remaining Offered Shares. The foregoing process shall be repeated until the earlier of (i) no Other Stockholder elects to purchase any additional Offered Shares and (ii) all Offered Shares are allocated among Other Stockholders. If the Other Stockholders do not elect to purchase, in the aggregate, all of the Offered Shares, then subject to Sections 2.04 and 3.01 the Transferring Stockholder may transfer all, but not less than all, of the Offered Shares to the prospective transferee(s) identified in the Offering Notice at a price and on terms and conditions no less favorable to the Transferring Stockholder than those specified in the ROFR Offer Notice for a period of up to 30 days from the expiration of the 15-day period commencing on the date of delivery of the ROFR Offer Notice. Any Shares not transferred within such period again shall be subject to the provisions of this Section 2.03 in connection with any subsequent Transfer. At the closing of any purchase and sale of Shares following the exercise of any ROFR Option, the holder(s) of Shares to be sold will deliver to the offeree Stockholder a certificate or certificates representing the Shares to be purchased duly endorsed, or with stock (or equivalent) powers duly endorsed, for transfer with signature guaranteed, free and clear of any Adverse Claim, and with any necessary stock (or equivalent) transfer tax stamps affixed, together with such certifications, representations and warranties as the offeree Stockholder may reasonably request regarding matters such as that: (i) such holder has full right, title and interest in and to such Shares; (ii) such holder has all necessary power and authority and has taken all necessary action to sell such Shares as contemplated; and (iii) there is no Adverse Claim with respect to such Shares, and the offeree Stockholder (or its designee(s), if applicable) will pay to such holder by certified or bank check or wire transfer of immediately available federal funds (at the option of the holder selling the Shares) the purchase price of the Shares being purchased by it. For the purposes of this Section 2.03, “pro rata portion” shall be equal to the quotient obtained by dividing the number of Shares owned by such Stockholder on the date of determination by the number of Shares then owned by Other Stockholders eligible to purchase the Offered Shares.

(c)  Involuntary Transfers. If an Involuntary Transfer of any Shares (the “Involuntarily Transferred Shares”) owned by any of the Stockholders shall occur, the Other Stockholders shall have all of the same rights as specified in this Section 2.03 with respect to such Involuntarily Transferred Shares as if the Involuntary Transfer had been a proposed voluntary transfer by a Transferring Stockholder, except that (i) the periods referenced in this Section 2.03 shall run from the date of receipt by the Company and the Other Stockholders of notice of the Involuntary Transfer, and (ii) such rights shall be exercised by notice to the transferee of such Involuntarily Transferred Shares (the “Involuntary Transferee”) rather than to the Stockholder who suffered or will suffer the Involuntary Transfer. In the event that the provisions of this clause (b) shall be held to be unenforceable with respect to any particular Involuntary Transfer, or if all of the Involuntarily Transferred Shares are not purchased pursuant to the provisions of this Section 2.03, as a condition to the Transfer of such Shares to the Involuntary Transferee in the records of the Company, the Involuntary Transferee must execute an Instrument of Accession in the form of Exhibit A hereto and thereby become a party to, and be bound by, the terms and provisions of this Agreement.

(d)  Each certificate representing the Shares that is held by a Stockholder will bear a legend substantially to the following effect with such additions thereto or changes therein as may be necessary to give full effect to this Agreement (the “Investors Agreement Legend”):

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AN INVESTORS AGREEMENT, DATED AS OF MAY 7, 2007, AMONG THE ORIGINAL HOLDER OF THIS CERTIFICATE AND THE OTHER PARTIES THERETO. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH INVESTORS AGREEMENT. THE HOLDER OF THIS CERTIFICATE, BY ACCEPTANCE OF THIS CERTIFICATE, AGREES TO BE BOUND BY ALL OF THE PROVISIONS OF SUCH INVESTORS AGREEMENT.”

The Investors Agreement Legend will be removed by the delivery of substitute certificates without such Investors Agreement Legend in the event of (i) a Transfer permitted by this Agreement in which the Transferee is not required to enter into an Assumption Agreement or (ii) the termination of this Agreement in accordance with Section 7.04.

Section 2.04.  Unregistered Public Transfers.

(a)  Rule 144 Transfers, Block Sales and LP Distributions. If a Stockholder may sell Shares to any Person after the application of and compliance with Section 2.03, such Stockholder shall not Transfer any or all of its Shares pursuant to an Unregistered Public Transfer other than in compliance with this Section 2.04. Shares Transferred pursuant to this Section 2.04 shall conclusively be deemed thereafter not to be Shares under this Agreement.

(i)  Rule 144 Coordination. The Stockholders shall use reasonable best efforts to coordinate Transfers of Shares made pursuant to Rule 144.

(ii)  Notice. Each Stockholder shall provide 5 Business Days prior written notice to the other Stockholders when it plans to Transfer any or all of its Shares pursuant to this Section 2.04.

(iii)  Volume Limit. No Stockholder shall be permitted to effect Transfers pursuant to this Section 2.04 in excess of its pro rata share of all Shares that may be Transferred by Stockholders under Rule 144 during the applicable measurement period (based on the ownership of Shares held by all Stockholders at the start of such measurement period) and assuming for such purposes that all Stockholders are part of the same Related Group whether or not such Stockholders are required by Rule 144 to be so treated. During an applicable measurement period under Rule 144, any Transfers permitted by this Section 2.04 consummated during such applicable measurement period will reduce for purposes of this Agreement, on a Share for Share basis, the number of Shares that such Stockholder is permitted to sell under Rule 144 during such measurement period, whether individually or as part of a Related Group, whether or not such Transfer is required by Rule 144 to be so treated. In the event any Stockholder agrees to forego its pro rata share of the Rule 144 Related Group volume limit by written notice to the other Stockholders, the remainder shall be re-allocated pro rata among the other Stockholders in like manner (except that the Shares held by such forfeiting Stockholder at the start of such measurement period shall be excluded from such calculation).

(b)  Period. The provisions of Section 2.04 shall terminate at such time as the Stockholders, in the aggregate, own less than 10% of the then outstanding Ordinary Shares on a Fully Diluted Basis.

Section 2.05.  Securities Law Compliance.

(a)  Each Stockholder agrees that it will not effect any Transfer of Shares unless such Transfer is made pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and, in either case, in compliance with all applicable state securities laws.

ARTICLE III.

TAG-ALONG RIGHTS

Section 3.01.  Tag-Along Rights. After giving effect to the application of Section 2.03 and subject to its prior compliance thereto, with respect to any proposed Transfer by any Stockholder (collectively, the “Selling Stockholder”) of Shares held by such Stockholder and its Designated Affiliates to any Person other than (x) to a Designated Affiliate, (y) in a Public Offering made in accordance with and pursuant to the Registration Rights and Shareholders Agreement or (z) in an Unregistered Public Transfer, each Stockholder who exercises its rights under this Section 3.01 (each a “Tagging Stockholder”) will have the right to include the following in the proposed sale to the proposed transferee(s) of Shares (the “Proposed Transferee”) or sell the following to the Selling Stockholder (if such Proposed Transferee will not agree to purchase Shares directly from such Tagging Stockholder, and in such case the Selling Stockholder shall be obligated to purchase from such Tagging Stockholder the following): a number of Shares up to the product (rounded down to the nearest whole number) of (i) such Tagging Stockholder’s Proportionate Percentage of Shares and (ii) the total number of Shares proposed to be Transferred to the Proposed Transferee(s), at the same price(s) per Share, as the case may be, and upon the same terms and conditions (including time of payment, form of consideration and adjustments to purchase price) as the Selling Stockholder; provided, that Cerberus Stockholders shall not be entitled to be a Tagging Stockholder (and MM Stockholders shall be entitled to be a Selling Stockholder) in a proposed sale of Shares at the direction of Cerberus by an Affiliated Investment Fund of MM in which Cerberus or a Designated Affiliate thereof is an investor.

Section 3.02.  Exercise of Tag-Along Rights; Notices. The Selling Stockholder will give the other Stockholders prior written notice of each Proposed Sale at least 20 days prior to any such Transfer, setting forth the number and type of Shares proposed to be so Transferred, the name and address of the Proposed Transferee, the proposed amount and form of consideration and other material terms and conditions of payment offered by the Proposed Transferee (such notice, the “Tag-Along Opportunity Notice”). In the event that any of the material terms or conditions set forth in the Tag-Along Opportunity Notice are thereafter amended in any material respect, the Selling Stockholder shall also give written notice of the amended terms and conditions of the Proposed Sale to the Stockholders (such amended notice, an “Amended Tag-Along Opportunity Notice”) as promptly a s practicable after such amended terms and conditions have been made. In order to exercise the tag-along rights provided by this Article III, the Tagging Stockholder must send a written notice to the Selling Stockholder indicating the desire of the Tagging Stockholder to exercise its rights and specifying the number and type of Shares it desires to sell (the “Tag-Along Exercise Notice”) within ten (10) Business Days following the giving of the Tag-Along Opportunity Notice to the Tagging Stockholder (or if an Amended Tag-Along Opportunity Notice is given to the Tagging Stockholder within such ten (10) Business Day period, within ten (10) Business Days following the giving of such Amended Tag-Along Opportunity Notice). Upon the giving of an Amended Tag-Along Opportunity Notice to the Tagging Stockholder, such Tagging Stockholder shall be permitted to cancel its exercise of its rights under this Article III upon delivery of written notice to the Selling Stockholder to such effect and shall be released from its obligation hereunder.

Section 3.03.  Closing of Proposed Sale. (a) Each Tagging Stockholder shall deliver to the Company, as agent for such Tagging Stockholder, for transfer to the Proposed Transferee one or more certificates, properly endorsed for transfer, which represent the Shares that such Tagging Stockholder is permitted to dispose of pursuant to this Article III. In connection with the consummation of any such Proposed Sale, the Company and the Selling Stockholder (i) shall Transfer to the Proposed Transferee at the closing of such Proposed Sale a stock certificate or certificates representing the Shares to be disposed of by any Tagging Stockholders and (ii) shall promptly thereafter remit to each Tagging Stockholder (x) that portion of the proceeds of the disposition to which such Tagging Stockholder is entitled by reason of such participation and (y) a stock certificate or certificates representing any balance of Shares that were not so disposed of (or all Shares, in the event the proposed disposition is not consummated).

(b)  If any Tagging Stockholder exercises its rights under this Article III, the closing of the purchase of the Shares with respect to which such rights have been exercised will take place concurrently with the closing of the sale of the Selling Stockholder’s Shares to the Proposed Transferee. If by the end of sixty (60) days following the date of delivery of the Tag-Along Opportunity Notice (or following the delivery of the last Amended Tag-Along Opportunity Notice, if applicable), the Selling Stockholder, the Tagging Stockholders and the Proposed Transferee have not completed the Proposed Sale, each Tagging Stockholder shall be released from its obligations under this Article III, and the Tag-Along Exercise Notices shall be null and void, and it shall be necessary for the terms of this Article III to be separately complied with in order to consummate such Proposed Sale pursuant to this Article III.

ARTICLE IV.

VOTING AGREEMENT

Section 4.01.  Directors.

(a)  The Stockholders agree to designate for election to the Board from time to time pursuant to the Registration Rights and Shareholders Agreement (a) the number of individuals designated by the Funds (the “MM Designees” and each a “MM Designee”) equal to the Adjusted MM Designee Number and (b) the number of individuals designated by Cerberus (the “Cerberus Designees” and each a “Cerberus Designee” and together with the MM Designee, the “Stockholder Designees”) equal to the Adjusted Cerberus Designee Number. For the avoidance of doubt, it is understood that as of the date hereof each of the Funds collectively, on the one hand, and Cerberus, on the other hand, shall be entitled to designate three directors and nominate one Independent Director. MM Designees shall be allocated as follows: Fund I shall be entitled to appoint two directors, Fund II shall be entitled to appoint one director and, for so long as the Shares held by Fund III are deemed to be part of the Convertible Shares Voting Power held by MM, Fund III shall be entitled to nominate one Independent Director, provided that nothing in this sentence shall be deemed to limit or otherwise modify Cerberus’s rights hereunder, including without limitation to the extent that any Shares held by Fund III are deemed to be part of the Convertible Shares Voting Power of Cerberus.

(b)  In the event that there is a change in the Convertible Shares Voting Power held by one Stockholder relative to the other, the Stockholders each agree to vote or otherwise give such Stockholder’s consent in respect of all shares of Company Capital Stock (whether now or hereafter acquired) owned by such Stockholder, from time to time, in order to cause the removal from or election to the Board, as appropriate, of such number of (i) MM Designees such that the number of MM Designees that are designated to the Board is equal to the Adjusted MM Designee Number calculated based on such changed relative Convertible Shares Voting Power held by the MM Stockholders, and (ii) Cerberus Designees such that the number of Cerberus Designees that are designated to the Board is equal to the Adjusted Cerberus Designee Number calculated based on such changed relative Convertible Shares Voting Power held by the Cerberus Stockholders in each case rounded to the nearest whole number. In the event that the authorized number of directors on the Board of Directors is insufficient to accommodate the adjustments to the number of MM Designees and Cerberus Designees pursuant to this Section 4.01(b), then the Stockholders each agree to (x) use reasonable efforts (including by voting or otherwise giving such Stockholder’s consent in respect of all shares of Company Capital Stock (whether now or hereafter acquired) owned by such Stockholder) to cause the authorized number of directors on the Board of Directors to be adjusted upwards as appropriate to accommodate the adjustments to the number of MM Designees and Cerberus Designees pursuant to this Section 4.01(b) or (y) (A) to cause the removal from the Board of Directors of such MM

Designee or Cerberus Designee as appropriate to reflect as closely as practicable the Convertible Shares Voting Power held by each Stockholder relative to the other, and (B) to fill the vacancy created by such removal with an individual (i) mutually agreed upon by the MM Stockholders and the Cerberus Stockholders. For the avoidance of doubt, to the extent that the Cerberus Stockholders and the MM Stockholders are only entitled to designate one member to the Board pursuant to the Registration Rights and Shareholders Agreement, such director designee shall be (i) mutually agreed upon by the Cerberus Stockholders and the MM Stockholders to the extent that neither the MM Adjusted Voting Power Ratio nor the Cerberus Adjusted Voting Power Ratio exceeds, individually, 66-2/3% and (ii) by the MM Stockholders or the Cerberus Stockholders, as applicable, to the extent the MM Adjusted Voting Power Ratio or the Cerberus Adjusted Voting Power Ratio exceeds, individually, 66-2/3%, respectively. In the event that the sum of the Cerberus Designees and the MM Designees at any time equals an odd number in circumstances in which each Stockholder is entitled to appoint the same number of directors, each Stockholder shall be entitled to appoint an even amount of directors and jointly appoint the odd numbered director. It being further understood that so long as the Convertible Shares Voting Power held by the MM Stockholders or the Cerberus Stockholder, as the case may be, exceeds 5%, then the Stockholders shall use reasonable best efforts to provide that the MM Stockholders or the Cerberus Stockholders, as the case may be, shall have at least one designee to the Board of Directors notwithstanding that the Adjusted MM Designee Number or Adjusted Cerberus Designee Number may be less than one. Nothing herein shall require any Stockholder to take any action that would result in an increase in the appointment of more directors than the Stockholders would be entitled to in the aggregate, under the Registration Rights and Shareholders Agreement.

(c)  From and after the date hereof, each of the Funds and Cerberus agrees to cause its designees to the Board, if any, subject to those designees’ fiduciary duties under applicable law, to vote or otherwise give such Director’s consent to the creation and maintenance of:

(i)  a Board of Directors initially consisting of eleven persons, including (i) the six directors the Investors are entitled to designate pursuant to the Registration Rights and Shareholders Agreement; (ii) three Independent Directors consisting of: (a) for so long as the Shares held by Fund III are deemed to be part of the Convertible Shares Voting Power of MM, one Independent Director to be nominated by Fund III, (b) one Independent Director to be nominated by Cerberus and (c) one Independent Director to be nominated by the other two Independent Directors (the “Independent Director Nominee”); (iii) one designee, of the Cypress Shareholders (as defined in the Registration Rights and Shareholders Agreement) for as long as the Cypress Shareholders are entitled to designate a director pursuant to the terms thereof and (iv) the CEO of the Company (the “CEO Nominee”). Solely for the purpose of electing the Independent Director Nominee and CEO Nominee, and for no other purpose, each of MM and the Funds, as successors in interest to MM, agrees to abstain from any vote or consent in respect of all shares of Company Capital Stock (whether now or hereafter acquired).

(ii)  a Compensation Committee of the Board, consisting of at least three directors, whose composition shall be the same as the Board relative to the percentage of Cerberus Designees and MM Designees on such Board, provided that so long as neither the MM Adjusted Voting Power Ratio nor the Cerberus Adjusted Voting Power Ratio exceeds, individually, 66-2/3%, one of whom shall be a MM Designee, if any, one of whom shall be a Cerberus Designee, if any, and one of whom shall be an Independent Director, if any, which Compensation Committee shall approve all grants of stock options or stock awards to employees of the Company, all increases in compensation of officers of the Company and all other employee benefits (including, without limitation, vacation policy, benefit plans, company automobiles and insurance) granted to officers of the Company;

(iii)  an Audit Committee of the Board, consisting of at least three directors, whose composition shall be the same as the Board relative to the percentage of Cerberus Designees and MM Designees on such Board, provided that so long as neither the MM Adjusted Voting Power Ratio nor the Cerberus Adjusted Voting Power Ratio exceeds, individually, 66-2/3%, one of whom shall be a MM Designee, if any, one of whom shall be a Cerberus Designee, if any, and one of whom shall be an Independent Director, if any, which Audit Committee shall review and approve the financial statements of the Company; and

(iv)  so long as neither the MM Adjusted Voting Power Ratio nor the Cerberus Adjusted Voting Power Ratio exceeds, individually, 66-2/3%, any other committee or sub-committee of the Board that may be mutually deemed by MM and Cerberus to be appropriate; provided that such committee or sub-committee consists of at least one MM Designee, if any, and one Cerberus Designee, if any, so long as neither the MM Adjusted Voting Power Ratio nor the Cerberus Adjusted Voting Power Ratio exceeds, individually, 66-2/3%.

Section 4.02.  Consultation Regarding Certain Matters to be Voted on by the Board. So long as neither the MM Adjusted Voting Power Ratio nor the Cerberus Adjusted Voting Power Ratio exceeds 66-2/3%, the MM Designees and the Cerberus Designees shall consult with each other, subject to their fiduciary duties under applicable law, prior to voting on the following matters to be voted on by the Board:

(i)  any sale of substantially all the assets of the Company, or any merger or consolidation in which the Company is a constituent party (other than for purposes of redomestication), or any other transaction, in which the stockholders of the Company immediately before the transaction do not hold, immediately after the transaction, more than 50% of the outstanding voting power of the surviving or resulting entity or the Company, as the case may be (any such transaction, a “Change of Control”);

(ii)  any recapitalization of the Company;

(iii)  the creation, or authorization of the creation of, or issuance or obligation to issue any additional shares of Company Equity Securities, or any other equity securities of the Company or securities convertible into equity securities of the Company;

(iv)  any reclassification, recapitalization of, any declaration or payment of dividends (whether in cash, other assets or stock) on, and any purchase or redemption of any shares of Company Capital Stock by the Company, other than (A) purchases by the Company of Company Capital Stock held by the Stockholders, provided that the Company repurchases from each Stockholder such Stockholder’s Proportionate Percentage of the aggregate number of shares repurchased by the Company, and (B) repurchases of securities from former employees, officers, directors, consultants or other persons who performed services for the Company in connection with the cessation of such employment or service at the then-current fair market value thereof (or lower, if agreed to by the Company and the applicable third party);

(v)  any filing for bankruptcy, receivership or similar arrangement;

(vi)  any increase or decrease of the authorized number of directors or members of any committee thereof;

(vii)  approval of the annual operating budget of the Company, modification in any material respect any such budget or any action that is or is reasonably likely to be a material variance therefrom;

(viii)  any joint venture or other alliance with an aggregate value in excess of $10,000,000;

(ix)  the hiring or removal of the Chief Executive Officer, Chief Financial Officer, Chief Investment Officer or Chief Actuary (each, an “Executive Officer” and collectively the “Executive Officers”), provided that the Cerberus Designees may vote for the removal of any two of the Executive Officers on one occasion only without prior consultation with the MM Designees;

(x)  any agreement, contract or understanding which involves payment by the Company in excess of $10,000,000;

(xi)  any agreement providing for, or the occurrence of, the acquisition or sale of any asset, or the acquisition of or investment in any equity or debt securities of another Person, for a value of greater than $10,000,000;

(xii)  the incurrence of any new indebtedness for borrowed money in excess of $10,000,000; the prepayment or material modification of any existing indebtedness; or any loan, advance or capital contribution by the Company in an aggregate amount in excess of $10,000,000;

(xiii)  adopting or making a material amendment to any severance or management equity program; or

(xiv)  any matter to be submitted for approval for a vote of the Shares or by the shareholders of the Company.

Section 4.03.  Stockholder Consent. Each Stockholder agrees that it will not vote or otherwise give such Stockholder’s consent in respect of any shares of Company Capital Stock (whether now or hereafter acquired) owned by such Stockholder in favor of any proposal to be voted on by the stockholders of the Company without the prior consent of the other Stockholder (any disagreement as to whether or not to approve and/or consent to any such matter, a “Dispute”), provided however that the provisions of this Section 4.03 shall not apply (i) if either the MM Adjusted Voting Power Ratio or the Cerberus Adjusted Voting Power Ratio exceeds, individually, 66-2/3% or (ii) with respect to the incurrence of any indebtedness (other than corporate debt) for borrowed money to maintain the operation of the Company as a going concern.

Section 4.04.  Babson Capital Management LLC. Cerberus agrees to vote or otherwise give its consent in respect of all shares of Company Capital Stock (whether now or hereafter acquired) owned by Cerberus in whatever manner as shall be reasonably necessary to appoint Babson Capital Management LLC as the Company’s asset manager, provided that the terms of such engagement are on terms substantially no less favorable to the Company than those that the Company would obtain in a comparable arms’-length transaction with a Person not an Affiliate or stockholder (or an Affiliate of such stockholder) of the Company and include provisions for termination (a) for material non-performance, (b) for under-performance (as determined by the Independent Directors), or (c) upon a Change of Control.

ARTICLE V.

THIRD PARTY SALE PROCESS

Section 5.01.  Third Party Sale Process.

(a)  At any time on or after May 7, 2012, so long as the MM Stockholders and the Cerberus Stockholders together own at least 33-1/3% of the Ordinary Shares then outstanding on a Fully Diluted Basis and neither the MM Adjusted Voting Power Ratio nor the Cerberus Adjusted Voting Power Ratio exceeds, individually, 66-23%, each of MM and Cerberus shall have the right to cause the other to use reasonable best efforts to initiate the sale (by merger, consolidation or otherwise) to any Person or group of Persons (a “Third Party”) of (x) 100% of the Ordinary Shares then outstanding on a Fully-Diluted Basis or (y) all or substantially all of the assets of the Company and its subsidiaries taken as a whole (each such transaction a “Third Party Sale”). Any Third Party Sale process will be conducted by the Independent Directors who shall have the power to negotiate and consummate such Third Party Sale. If and to the extent either MM or Cerberus wishes to initiate a Third Party Sale, then each of MM and Cerberus hereby agrees that such Stockholder will (A) vote or otherwise give such Stockholder’s consent in favor of such Third Party Sale, if approved by the Independent Directors (B) Transfer to such Third Party, subject to the other provisions of this Article V, on the terms of the Third Party Sale so accepted by the Independent Directors, including time of payment, form and choice of consideration and adjustments to purchase price, the number of shares of Company Capital Stock equal to such Stockholder’s Proportionate Percentage of Ordinary Shares on a Fully-Diluted Basis to which the Third Party Sale is applicable, if any, and (C) cooperate with the reasonable requests of the Independent Directors in connection with the Third Party Sale. Nothing herein shall preclude MM or Cerberus from participating in the Third Party Sale as a potential purchaser of the Company.

(b)  Exercise of Third Party Sale Rights; Notices; Certain Conditions of Third Party Sales.

(i)  The Independent Directors will give notice (the “Sale Notice”) to the Stockholders of any proposed Third Party Sale within five (5) Business Days after their acceptance thereof and, in any event, not less than Twenty (20) Business Days prior to the proposed closing date thereof. The Sale Notice will set forth the name of the proposed transferee or acquiring Person, the proposed amount and form of consideration, the number and type of shares of Company Capital Stock sought and the other terms and conditions of the offer.

(ii)  If any holders of Company Capital Stock are given an option as to the timing, form and amount of consideration to be received, all holders of such class of Company Capital Stock shall be given the same option. Each Stockholder (x) shall agree to those covenants required for all stockholders in connection with the Third Party Sale, (y) shall be obligated to join on a pro rata basis (based on the proceeds received by each such Stockholder in connection with the Third Party Sale) in any indemnification that the Independent Directors agree should be provided in connection with the Third Party Sale (other than in connection with obligations that relate to a particular Stockholder such as representations and warranties concerning itself for which each Stockholder shall agree to be solely responsible) and (z) shall make customary representations and warranties concerning itself and the shares of Company Capital Stock to be sold by it in connection with such Third Party Sale.

(iii)  Each Stockholder will be responsible for funding its proportionate share of any adjustment in purchase price or escrow arrangements in connection with the Third Party Sale and for its proportionate share of any withdrawals from any such escrow, including any such withdrawals that are made with respect to claims arising out of agreements, covenants, representations, warranties or other provisions relating to the Third Party Sale.

(iv)  Each Stockholder will be responsible for its proportionate share of the fees and expenses of the Third Party Sale to the extent not paid or reimbursed by the Company, the Third Party or another Person. The Independent Directors shall be entitled to estimate each Stockholder’s proportionate share of such fees and expenses and to withhold such amounts from payments to be made to each Stockholder at the time of closing of the Third Party Sale; provided that (i) such estimate shall not preclude the Independent Directors from recovering additional amounts from the Stockholders in respect of each Stockholder’s Proportionate Percentage of such fees and expenses and (ii) the Independent Directors shall reimburse, from the proceeds of the Third Party Sale, each Stockholder to the extent actual amounts are ultimately less than the estimated amounts or any such amounts are paid by the Company, the Third Party or another Person.

(c)  Closing of Third Party Sale. At the closing of such Third Party Sale, each of the Stockholders shall deliver certificates evidencing the Company Capital Stock then held by it and to be sold or cancelled in connection with such sale, duly endorsed for transfer or accompanied by stock powers executed in blank, against payment of the purchase price therefor by wire transfer to the account or accounts specified by such Stockholder.

Section 5.02.  Custody Agreement and Power of Attorney. Upon receiving a Sale Notice, each Stockholder will, if requested by the Independent Directors, execute and deliver a custody agreement and power of attorney in form and substance reasonably satisfactory to the Independent Directors with respect to the shares of Company Capital Stock that are to be sold by each Stockholder pursuant hereto (a “Custody Agreement and POA”). The Custody Agreement and POA will provide, among other things, that each such

Stockholder will deliver to and deposit in custody with the custodian and attorney-in-fact named therein a certificate or certificates representing such shares of Company Capital Stock (each duly endorsed in blank by the registered owned or owners thereof) and irrevocably appoint said custodian and attorney-in-fact as its agent and attorney-in-fact with full power and authority to act under the Custody Agreement and POA on its behalf with respect to (and subject to the terms and conditions of) the matters specified in this Article V.

ARTICLE VI.

REPRESENTATIONS AND WARRANTIES

Section 6.01.  Representations and Warranties by the Stockholders. Each Stockholder, severally and not jointly, represents and warrants to the other Stockholders as follows:

(a)  The execution, delivery and performance of this Agreement by such Stockholder will not violate any provision of applicable law, any order of any court or other agency of government, the certificate or articles of incorporation, bylaws, operating agreement, partnership agreement or other organizational documents of such Stockholder or any provision of any indenture, agreement or other instrument to which such Stockholder or any of such Stockholder’s properties or assets is bound, or conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any such indenture, agreement or other instrument.

(b)  This Agreement has been duly executed and delivered by such Stockholder, and, when executed by the other parties hereto, will constitute the legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms.

ARTICLE VII.

MISCELLANEOUS

Section 7.01.  Resolution of Disputes. The MM Stockholders and the Cerberus Stockholders agree to attempt to resolve in good faith any Dispute arising under Section 4.03 that detrimentally affects or could reasonably be expected to detrimentally affect the conduct of the business of the Company. If such Dispute remains unresolved for 20 Business Days, MM and Cerberus shall proceed to have the Dispute resolved by the Chief Executive Officer, Chief Investment Officer or Chief Financial Officer of MM, on the one hand, and the Chief Executive Officer, Chief Operating Officer, Chief Accounting Officer or Head of Private Equity of Cerberus, on the other hand. Such Dispute resolution effort shall involve at least one in person meeting and shall continue for up to 10 Business Days. If such Dispute resolution effort fails, any of MM or Cerberus may provide written notice (the “Dispute Notice”) to the other that it elects to submit the Dispute to a non-binding mediation process conducted by a mediator to be selected jointly by MM and Cerberus (the “Dispute Mediator”). Each Stockholder agrees to use its commercially reasonable efforts to cooperate in the selection of the Dispute Mediator and to cooperate with the Dispute

Mediator in seeking to cause the Dispute Mediator to resolve such Dispute no later than 30 Business Days after selection of the Dispute Mediator. Upon the earlier to occur of (a) delivery by MM or Cerberus of two Dispute Notices each relating to disputes over matters set forth in Section 4 of the Certificate of Designations, or (b) delivery by MM and Cerberus of three Dispute Notices in the aggregate, either of MM or Cerberus (the “Initiating Stockholder”) may elect to deliver to the other Stockholders (the Cerberus Stockholders or the MM Stockholders, as the case may be) a written notice (the “Dutch Auction Notice”) containing an irrevocable offer to sell all Company Capital Stock held by the Initiating Stockholder at a purchase price and on the terms and conditions contained in the Dutch Auction Notice. The offeree Stockholders shall be required within 30 Business Days to either (x) purchase all the Company Capital Stock of the Initiating Stockholder at the purchase price and on the terms and conditions contained in the Dutch Auction Notice, or (y) sell all Company Capital Stock held by the offeree Stockholders to the Initiating Stockholder at the purchase price and on the terms and conditions contained in the Dutch Auction Notice. In the event that the offeree Stockholders elects to sell all Company Capital Stock held by them to the Initiating Stockholder pursuant to this Section 7.01, the Initiating Stockholder shall be obligated to purchase all such Company Capital Stock at the purchase price and on the terms and conditions contained in the Dutch Auction Notice. During and after any period in which a Dutch Auction Notice is outstanding, neither MM Stockholders nor Cerberus Stockholder shall assert any claims against the others, except with respect to the Dutch Auction Notice.

Section 7.02.  Severability. In the event that any one or more of the provisions contained in this Agreement or in any other instrument referred to herein shall, for any reason, be held to be invalid, illegal or unenforceable, such illegality, invalidity or unenforceability shall not affect any other provisions of this Agreement.

Section 7.03.  Benefits of Agreement. Nothing expressed by or mentioned in this Agreement is intended or shall be construed to give any Person other than the parties hereto and their respective successors and permitted assigns any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision herein contained, this Agreement and all conditions and provisions hereof being intended to be and being for the sole and exclusive benefit of the parties hereto and their respective successors and permitted assigns. Except as expressly permitted hereby, each party’s rights and obligations under this Agreement shall not be subject to assignment or delegation by any party hereto, and any attempted assignment or delegation in violation hereof shall be null and void ab initio.

Section 7.04.  Termination of this Agreement. This Agreement shall terminate upon the first to occur of the Transfer by either the MM Stockholders or the Cerberus Stockholders of all the Shares held by such Party, as the case may be, in (i) a Public Offering, (ii) an Unregistered Public Transfer in compliance with Section 2.04, (iii) a Transfer made pursuant to Section 2.03 or Section 3.01, (iv) a Change of Control or Third Party Sale or (v) pursuant to Section 7.01.

Section 7.05.  Notices. Any notice or communication required or permitted hereunder shall be in writing and shall be delivered personally, delivered by nationally recognized overnight courier service, sent by certified or registered mail, postage prepaid, or sent by facsimile (subject to electronic confirmation of such facsimile transmission). Any such notice or communication shall be deemed to have been given (i) when delivered, if personally delivered, (ii) one (1) Business Day after it is deposited with a nationally recognized overnight courier service, if sent by nationally recognized overnight courier service, (iii) the day of sending, if sent by facsimile prior to 5:00 p.m. (EST) on any Business Day or the next succeeding Business Day if sent by facsimile after 5:00 p.m. (EST) on any Business Day or on any day other than a Business Day or (iv) five Business Days after the date of mailing, if mailed by certified or registered mail, postage prepaid, in each case, to the following address or facsimile number, or to such other address or addresses or facsimile number or numbers as such party may subsequently designate to the other parties by notice given hereunder:

if to MM, to:

MassMutual Financial Group
1295 State Street
Springfield, MA 01111
Fax: (413) 744-6350
Attention: Larry N. Port

and

Babson Capital Management LLC
1500 Main Street, Suite 22
Springfield, MA 01111
Fax: (413) 226-2064
Attention: Rodney J. Dillman, Esq.

with a copy to:

Ropes & Gray LLP
1211 Avenue of the Americas
New York, NY 10036
Fax: (212) 596-9090
Attention: Othon A. Prounis, Esq.

if to Cerberus, to:

SRGL Acquisition, LDC
c/o Cerberus Capital Management, L.P.
299 Park Avenue
New York, NY 10171
Fax: (212) 891-1540
Attention: Christopher Brody

with a copy to:

Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
Fax: (212) 593-5955
Attention: Marc Weingarten, Esq.

if to either Fund I or Fund II, to:

MassMutual Financial Group
1295 State Street
Springfield, MA 01111
Fax: (413) 744-6350
Attention: Larry N. Port

and

Babson Capital Management LLC
1500 Main Street, Suite 22
Springfield, MA 01111
Fax: (413) 226-2064
Attention: Rodney J. Dillman, Esq.

with a copy to:

Ropes & Gray LLP
1211 Avenue of the Americas
New York, NY 10036
Fax: (212) 596-9090
Attention: Othon A. Prounis, Esq.

if to Fund III, to:

MassMutual Financial Group
1295 State Street
Springfield, MA 01111
Fax: (413) 744-6350
Attention: Larry N. Port

and

Babson Capital Management LLC
1500 Main Street, Suite 22
Springfield, MA 01111
Fax: (413) 226-2064
Attention: Rodney J. Dillman, Esq.

and

SRGL Acquisition, LDC
c/o Cerberus Capital Management, L.P.
299 Park Avenue
New York, NY 10171
Fax: (212) 891-1540
Attention: Christopher Brody

with copies to:

Ropes & Gray LLP
1211 Avenue of the Americas
New York, NY 10036
Fax: (212) 596-9090 Attention: Othon A. Prounis, Esq.

and

Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
Fax: (212) 593-5955
Attention: Marc Weingarten, Esq.

Section 7.06.  Entire Agreement; Modification. This Agreement and the Registration Rights and Shareholders Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, both oral and written, among any of the parties hereto with respect to the subject matter hereof. No party is relying upon any statement, representation or promise made by or on behalf of another party except as expressly set forth herein. This Agreement may not be amended or modified except by an instrument in writing signed by the Company and each of the Stockholders; provided, that Permitted Transferees may be added as parties to this Agreement in accordance with Section 2.02. Except as otherwise provided herein, any waiver of any provision of this Agreement must be in a writing signed by the party against whom enforcement of such waiver is sought.

Section 7.07.  Covenants Bind Successors and Assigns. All the covenants, stipulations, promises and agreements in this Agreement contained by or on behalf of any party shall bind its successors and its Permitted Transferees to whom Shares are Transferred in accordance with the terms of this Agreement.

Section 7.08.  Counterparts. This Agreement may be executed in any number of counterparts (including signature by telecopier), and each such counterpart hereof shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

Section 7.09.  Changes in Ordinary Shares. If, and as often as, there are any changes in Ordinary Shares by way of stock split, reverse stock split, stock dividend, combination or reclassification, or through merger, consolidation, reorganization or recapitalization, or by any other means, appropriate adjustment shall be made in the provisions hereof as may be required so that the rights and privileges granted hereby shall continue with respect to the Ordinary Shares as so changed.

Section 7.10.  Governing Law. This Agreement, the rights of the parties and all actions, claims or suits arising in whole or in part under or in connection herewith, will be governed by and construed in accordance with the domestic substantive laws of the State of New York, without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any other jurisdiction.

Section 7.11.  Jurisdiction; Venue; Service of Process.

(a)  Jurisdiction. Each party to this Agreement, by its execution hereof, (a) hereby irrevocably submits to the exclusive jurisdiction of the state courts of the State of New York or the United States District Court located in New York County in the State of New York for the purpose of any action, claims or suit between the parties arising in whole or in part under or in connection with this Agreement, (b) hereby waives to the extent not prohibited by applicable law, and agrees not to assert, by way of motion, as a defense or otherwise, in any such action, claim or suit, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that any such action, claim or suit brought in one of the above-named courts should be dismissed on grounds of forum non conveniens, or improper venue should be transferred or removed to any court other than one of the above-named courts, or should be stayed by reason of the pendency of some other proceeding in any other court other than one of the above-named courts, or that this Agreement or the subject matter hereof may not be enforced in or by such court and (c) hereby agrees not to commence any such action, claim or suit other than before one of the above-named courts. Notwithstanding the previous sentence a party may commence any action, claim or suit in a court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by one of the above-named courts.

(b)  Service of Process. Each party hereby (a) consents to service of process in any action, claim or suit between the parties arising in whole or in part under or in connection with this Agreement in any manner permitted by New York law, (b) agrees that service of process made in accordance with clause (a) or made by registered or certified mail, return receipt requested, at its address specified pursuant to Section 7.05, will constitute good and valid service of process in any such action, claim or suit and (c) waives and agrees not to assert (by way of motion, as a defense, or otherwise) in any such action, claim or suit that service of process made in accordance with clause (a) or (b) does not constitute good and valid service of process.

Section 7.12.  Specific Performance. Each of the parties acknowledges and agrees that the other parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached or violated. Accordingly, each of the parties agrees that, without posting bond or other undertaking, the other parties will be entitled to an injunction or injunctions to prevent breaches or violations of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof, in addition to any other remedy to which it may be entitled, at law or in equity. Each Party further agrees that, in the event of any action for specific performance in respect of such breach or violation, it will not assert that the defense that a remedy at law would be adequate.

Section 7.13.  Waiver of Jury Trial. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, THE PARTIES HEREBY WAIVE, AND COVENANT THAT THEY WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE), ANY RIGHT TO TRIAL BY JURY IN ANY ACTION ARISING IN WHOLE OR IN PART UNDER OR IN CONNECTION WITH THIS AGREEMENT, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. THE PARTIES AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES IRREVOCABLY TO WAIVE THEIR RIGHT TO TRIAL BY JURY IN ANY SUCH ACTION, AND THAT SUCH ACTION WILL INSTEAD BE TRIED BY A JUDGE SITTING WITHOUT A JURY.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement as an agreement as of the date first above written.

CERBERUS:	SRGL ACQUISITION, LDC

	By:	SRGL Dir Co., Ltd., its Director

By:
Name: Stephen Feinberg
Title: Director

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement as an agreement as of the date first above written.

MM:	MASSMUTUAL CAPITAL PARTNERS LLC

By:
Name:
Title:

THE FUNDS:	BENTON STREET PARTNERS I, L.P.
	By:	Benton Street Advisors, Inc.
Its General Partner

By:
Name:
Title:

BENTON STREET PARTNERS II, L.P.
	By:	Benton Street Advisors, Inc.
Its General Partner

By:
Name:
Title:

BENTON STREET PARTNERS III, L.P.
	By:	Benton Street Advisors, Inc.
Its General Partner

By:
Name:
Title:

EXHIBIT A

INSTRUMENT OF ACCESSION

The undersigned, _______________, as a condition precedent to becoming the owner or holder of record of ___ ( ) shares of convertible cumulative participating preferred shares of the Company, par value $.01 per share and liquidation preference of $600 per share, of Scottish Re Group Limited, an exempted company limited by shares organized and existing under the laws of the Cayman Islands (“Company”), hereby agrees to become a stockholder, party to and bound by that certain Investors Agreement, dated as of May 7, 2007, by and among certain stockholders of the Company. This Instrument of Accession shall take effect and shall become an integral part of said Investors Agreement immediately upon execution and delivery to the other parties to the Investors Agreement of this Instrument.

IN WITNESS WHEREOF, this INSTRUMENT OF ACCESSION has been duly executed by or on behalf of the undersigned as of the date below written.

[For Entities]

By:
Name:
Title:

[For Individuals]

Name:

Address:

Date: